      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 1997


                                                      REGISTRATION NO. 333-25271

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                         BRIGGS & STRATTON CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                           -------------------------

                      WISCONSIN                                            39-0182330
  (STATE OR OTHER JURISDICTION OF INCORPORATION OR            (I.R.S. EMPLOYER IDENTIFICATION NO.)
                     ORGANIZATION)

                            12301 WEST WIRTH STREET
                        WAUWATOSA, WISCONSIN 53222-2110
                                 (414) 259-5333
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           -------------------------

                               ROBERT H. ELDRIDGE
                           EXECUTIVE VICE PRESIDENT &
                  CHIEF FINANCIAL OFFICER, SECRETARY-TREASURER
                         BRIGGS & STRATTON CORPORATION
                                  P.O. BOX 702
                        MILWAUKEE, WISCONSIN 53201-0702
                                 (414) 259-5333
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

                ELIZABETH A. RAYMOND                                    DENNIS V. OSIMITZ
                MAYER, BROWN & PLATT                                     SIDLEY & AUSTIN
              190 SOUTH LASALLE STREET                              ONE FIRST NATIONAL PLAZA
            CHICAGO, ILLINOIS 60603-3441                             CHICAGO, ILLINOIS 60603
                   (312) 782-0600                                        (312) 853-7000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
                           -------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                EXPLANATORY NOTE


     This Registration Statement contains a Prospectus relating to $175,000,000 aggregate principal amount of debt securities of Briggs & Stratton Corporation (the "Company") and a Prospectus Supplement relating to the offering of $100,000,000 of such debt securities as unsecured and unsubordinated notes (the "Notes") of the Company expected to be offered by the Company beginning immediately upon the effectiveness of this Registration Statement. The pricing terms and certain other terms relating to such offering of Notes will be described in a Prospectus Supplement filed in accordance with the rules of the Securities and Exchange Commission. If any of the debt securities are offered as other than Notes, a Prospectus Supplement describing the particular terms of such offer or sale will be filed in accordance with the rules of the Securities and Exchange Commission incorporating the Prospectus which is filed herewith.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 22, 1997.

       PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED                 , 1997.


                                  $100,000,000

                             BRIGGS & STRATTON LOGO

                         BRIGGS & STRATTON CORPORATION


                                   % Notes Due 2007



Interest payable March 15 and September 15                Due September 15, 2007

                           -------------------------


 The Notes are redeemable in whole or in part at any time at the option of the Company at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis assuming a 360-day year consisting of twelve
  30-day months at the Treasury Rate plus     basis points, plus in each case
   accrued interest thereon to the date of redemption. The Notes will not be subject to any sinking fund.



   The Notes will be represented by one or more Global Securities (as defined herein) registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as Depository. Interests in Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein and in the accompanying Prospectus, Notes in definitive form will not be issued. See
                         "Description of Notes" herein.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
   THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                 UNDERWRITING
                                              PRICE TO          DISCOUNTS AND           PROCEEDS TO
                                              PUBLIC(1)          COMMISSIONS           COMPANY(1)(2)
                                              ---------         -------------          -------------
Per Note.................................           %                    %                     %
Total....................................       $                    $                     $


---------------

(1) Plus accrued interest, if any, from                 , 1997.

(2) Before deduction of expenses payable by the Company estimated at $315,000.


     The Notes are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes, in book-entry form, will be made through the facilities of DTC on or
about                 , 1997, against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON                          BANCAMERICA SECURITIES, INC.
              Prospectus Supplement dated                 , 1997.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     This Prospectus Supplement Summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein. Prospective purchasers of the Notes should read carefully the entire Prospectus Supplement and the Prospectus. As used in this Prospectus Supplement, the term "the Company" refers to Briggs & Stratton Corporation and its subsidiaries, unless otherwise stated or indicated by the context. As used in the section of this Prospectus Supplement entitled "Description of Notes," or in any description of the Indenture (as defined herein), the term "the Company" refers to Briggs & Stratton Corporation.

     This Prospectus Supplement and the Prospectus contain certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. When used in this Prospectus Supplement, the Prospectus or in the documents incorporated by reference herein, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify such forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things, the effects of weather on the purchasing patterns of the Company's customers and end use purchasers of the Company's engines; the seasonal nature of the Company's business; actions of competitors; changes in laws and regulations, including accounting standards; employee relations; customer demand; prices of purchased raw materials and parts; domestic economic conditions, including housing starts and changes in consumer disposable income; and foreign economic conditions, including currency rate fluctuations. Some or all of the factors are beyond the Company's control. Further information concerning factors that could significantly impact expected results is included in "The Company."

                                  THE OFFERING


SECURITIES OFFERED............   $100,000,000 aggregate principal amount of   %
                                 Notes due September 15, 2007 (the "Notes").


INTEREST PAYMENT DATES........   March 15 and September 15 of each year,
                                 commencing March 15, 1998.


REDEMPTION....................   The Notes are redeemable in whole or in part at
                                 any time at the option of the Company at a redemption price equal to the greater of (i)
                                 100% of the principal amount of such Notes and
                                 (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months at the Treasury Rate (as defined herein) plus basis points, plus in each case accrued
                                 interest thereon to the date of redemption. See
                                 "Description of Notes."


SINKING FUND..................   None.


RANKING.......................   The Notes will be unsecured obligations of the
                                 Company and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company. At March 30, 1997, the Company had outstanding approximately $98 million of indebtedness on a consolidated basis. At March 30, 1997, after giving effect to the offering of the Notes hereby (the
                                 "Offering"), the intended application of the anticipated net proceeds thereof as described under "Use of Proceeds" and increased short-term borrowings to fund a portion of the repurchase of approximately $183 million of the Company's common stock pursuant to the "dutch auction" tender offer described below, the Company would have had outstanding approximately $219 million of indebtedness on a consolidated basis. The
                                 Company expects that it will use $175 million of available cash to fund a portion of such repurchase.


RESTRICTIVE COVENANTS.........   The indenture governing the Notes requires that
                                 upon (i) the issuance of certain secured funded debt by the Company or specified subsidiaries of the Company or (ii) the entrance into certain sale and leaseback transactions by the Company or such subsidiaries, the Notes be equally and ratably secured therewith. The indenture governing the Notes also limits the incurrence of certain funded debt by specified subsidiaries of the Company. These restrictions, however, are subject to a number of qualifications. See "Description of Notes."


USE OF PROCEEDS...............   The net proceeds of the Offering, estimated to
                                 be approximately $99 million, will be used to reduce borrowings incurred under the Company's credit facility in connection with the repurchase of the Company's common stock pursuant to the "dutch auction" tender offer described below and for general corporate purposes, which may include the repurchase of shares of the Company's common stock pursuant to open market or private transactions. See
                                 "Use of Proceeds."


                                  THE COMPANY

     The Company is the world's largest producer of air cooled gasoline engines for outdoor power equipment. The Company designs, manufactures, markets and services these products for original equipment manufacturers worldwide. These engines are aluminum alloy gasoline engines ranging from 3 through 25 horsepower. The Company's engines are primarily used in a variety of lawn and garden applications, including walk-behind lawn mowers, riding lawn mowers and tillers. The Company's engines are also used in many commercial products for both industrial and consumer applications, including generators, pumps and compressors.

     The Company also manufactures replacement engines and service parts, and sells them to central sales and service distributors. These distributors supply service parts and replacement engines directly to approximately 30,000 independently owned authorized service dealers throughout the world. These distributors and service dealers implement the Company's commitment to reliability and service.

     The United States lawn and garden market, which comprises the majority of the worldwide shipments for 3 through 25 horsepower gasoline engines, was approximately 10 million units in 1996. Over 70% of the products in this market are for grass cutting, namely walk-behind and riding lawn mowers. These product categories have grown at a 2% rate, on average, over the past five years. The Company's unit sales in the United States to equipment manufacturers of these products have grown at a rate consistent with the overall market growth. The United States commercial power products market has grown to be in excess of 2 million units in 1996. The Company enjoys a leadership position in units sold to equipment manufacturers who compete in this market. In the Company's 1996 fiscal year, approximately 25% of the Company's net sales were derived from sales in international markets, primarily to customers in Europe. In each of the Company's last five fiscal years, the Company's three largest customers have accounted for over 40% of net sales. The Company has no reason to anticipate a change in its historical business relationships with these equipment manufacturers.

     The Company manufactures engines and parts at six facilities and manufactures parts and components at three foundries, all located in the United States. The Company recently completed several significant capital projects intended to reduce manufacturing costs. In the Company's 1995 and 1996 fiscal years, the Company constructed three new plants in Alabama, Georgia and Missouri and expanded its existing facilities in Kentucky and Missouri, which has resulted in a reduction in the scope of the Company's manufacturing in the

Milwaukee area. Also in the Company's 1995 and 1996 fiscal years, the Company constructed a new foundry to increase production capacity.

     The Company has two joint ventures that manufacture and sell air cooled gasoline engines for outdoor power equipment and a third joint venture that manufactures components for use in the Company's engines. The Company also has a strategic relationship for the distribution of gasoline engines for outdoor power equipment manufactured by another company.

     The Company is a successor to a business organized in 1909. The principal executive offices of the Company are located at 12301 West Wirth Street, Wauwatosa, Wisconsin 53222, and its telephone number is (414) 259-5333.

                               FINANCIAL STRATEGY

     Management of the Company subscribes to the premise that the value of the Company is enhanced if the capital invested in the Company's operations yields a cash return that is greater than the Company's cost of capital. Given this belief, the Company is continuing to implement its financial strategy by means of the Offering and the "dutch auction" tender offer described below, which it believes will provide a capital structure that makes greater use of financial leverage without imposing excessive risk on either the Company's shareholders or creditors. The Company believes that the substitution of lower (after-tax) cost debt for equity in its permanent capital structure will reduce its overall cost of capital. The Company believes that its profitability and strong cash flows will accommodate the increased use of debt without impairing its ability to finance growth or increase cash dividends per share on its common stock.


     In connection with its financial strategy, the Company announced on April 16, 1997 its intention to repurchase up to approximately $300 million of its common stock pursuant to a "dutch auction" tender offer (the "Tender Offer"), entered into a new credit facility allowing borrowings of up to $250 million (which replaces the Company's prior credit facilities) and is pursuing the Offering. On May 21, 1997, the Company announced the preliminary count of its "dutch auction" self-tender which indicated that, subject to final verification, 3,590,223 shares had been accepted for purchase at a price of $51.00 per share or approximately $183 million in the aggregate. The number of shares tendered includes 1,619,608 tendered pursuant to guaranteed delivery. The Company intends to finance the Tender Offer with $175 million of available cash and $8 million of short-term borrowings under the Company's new credit facility. A portion of the net proceeds of the Offering will be used to repay such short-term borrowings. The new credit facility also provides a source of financing for the seasonal working capital needs of the Company.



     The Company also announced on May 21, 1997 that it may from time to time purchase additional shares of common stock pursuant to an open market repurchase program. The Company's board of directors previously authorized the purchase of up to $300 million of shares of common stock by means of the Tender Offer and open market or private transactions. Any future purchases by the Company will depend on many factors, including the market price of the shares, the Company's business and financial position and general economic and market conditions. The Company intends to fund future repurchases of its common stock through a combination of available cash and additional borrowings.



     The Company believes that its financial condition, access to capital and outlook for continued favorable cash generation will allow it to continue to reinvest in its core business, including through research and development, capital expenditures and global expansion. Also as part of its financial strategy, subject to the discretion of the Company's Board of Directors and the requirements of applicable law, the Company currently intends to increase future cash dividends per share at a rate that approximates the inflation rate.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION


     The following selected historical financial information as of and for each of the five fiscal years ended June 30, 1996, was derived from the audited consolidated financial statements of the Company. The selected historical financial information as of and for the nine months ended March 30, 1997 and March 31, 1996, is unaudited and was derived from the accounting records of the Company. In the opinion of management, the historical financial statements as of and for the nine months ended March 30, 1997 and March 31, 1996, include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. Results for an interim period may not be indicative of the results of operation for any future period. This information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Financial Statements and the notes thereto included elsewhere herein.



     The summary pro forma income statement information for the fiscal year ended June 30, 1996 and for the nine months ended March 30, 1997, reflects the effects on historical results of (i) the repurchase of $183 million of the Company's common stock pursuant to the Tender Offer, initially funded by $175 million of available cash and borrowings of $8 million under the Company's credit facility, (ii) the Offering and the application of a portion of the anticipated net proceeds thereof to repay short-term borrowings under the Company's credit facility, and (iii) additional short-term borrowings to fund seasonal working capital needs as a result of the Company's use of available cash to finance a portion of the Tender Offer, as if such transactions occurred July 3, 1995.



     The summary pro forma balance sheet information as of March 30, 1997, reflects: (i) the repurchase of $183 million of common stock of the Company pursuant to the Tender Offer, initially funded by $63 million of available cash and borrowings of $120 million under the Company's credit facility and (ii) the Offering and the application of the anticipated net proceeds thereof to repay short-term borrowings under the Company's credit facility. It is anticipated that the Company will fund the repurchase of common stock pursuant to the Tender Offer through a combination of $175 million of available cash and $8 million of borrowings under the credit facility. The Company will use a portion of the net proceeds from the Offering to repay the borrowings under the credit facility incurred in connection with the Tender Offer.


     The summary pro forma financial information should be read in conjunction with "Unaudited Pro Forma Financial Information." The summary pro forma financial information is not necessarily indicative of the results of operations of the Company had the transactions reflected therein actually been consummated on the dates assumed and are not necessarily indicative of the results of operations for any future period.

                                                            FISCAL YEAR                                 NINE MONTHS ENDED
                                       ------------------------------------------------------   ---------------------------------
                                                                                                PRO FORMA
                                       PRO FORMA                                                MARCH 30,   MARCH 30,   MARCH 31,
                                         1996       1996     1995     1994     1993     1992      1997        1997        1996
                                       ---------   ------   ------   ------   ------   ------   ---------   ---------   ---------
                                                         (IN MILLIONS, EXCEPT RATIOS AND PER SHARE INFORMATION)
INCOME STATEMENT INFORMATION:
  Net sales..........................   $1,287     $1,287   $1,340   $1,286   $1,139   $1,042     $ 937       $ 937       $ 979
  Cost of goods sold.................    1,025      1,025    1,068    1,019      927      868       755         755         790
                                        ------     ------   ------   ------   ------   ------     -----       -----       -----
  Gross profit on sales..............      262        262      272      267      212      174       182         182         189
  Engineering, selling, general and
    administrative expenses..........      108        108      102       95       83       79        85          85          79
  Interest expense...................       20         10        9        9       11       11        14           7           8
  Other income (expense), net........        2          5        9        7       (4)      (4)        2           4           4
                                        ------     ------   ------   ------   ------   ------     -----       -----       -----
  Income before taxes and cumulative
    effect of changes in accounting
    principles.......................      136        149      170      170      114       80        85          94         106
  Income tax provision...............       52         57       66       67       44       29        32          36          40
                                        ------     ------   ------   ------   ------   ------     -----       -----       -----
  Net income before cumulative effect
    of changes in accounting
    principles.......................       84         92      104      103       70       51        53          58          66
  Cumulative effect of changes in
    accounting principles(a).........       --         --       --      (33)      --       --        --          --          --
                                        ------     ------   ------   ------   ------   ------     -----       -----       -----
  Net income.........................   $   84     $   92   $  104   $   70   $   70   $   51     $  53       $  58       $  66
                                        ======     ======   ======   ======   ======   ======     =====       =====       =====
  Earnings per share after cumulative
    effect of changes in accounting
    principles(b)....................   $ 3.32     $ 3.19   $ 3.62   $ 2.42   $ 2.43   $ 1.78     $2.09       $2.00       $2.28
BALANCE SHEET INFORMATION (at end of
  period):
  Working capital....................      N/A     $  266   $  256   $  276   $  195   $  137     $ 200       $ 284       $ 258
  Total assets.......................      N/A        838      798      777      656      614       898         960         895
  Long-term debt.....................      N/A         60       75       75       75       75       160          60          75
  Total debt.........................      N/A         95      101       96       91      107       219          98         109
  Other long-term liabilities........      N/A         87       87       92       63       66       106         106          87
  Shareholders' investment...........      N/A        501      439      404      360      312       351         534         482
OTHER INFORMATION:
  EBITDA(c)..........................   $  199     $  202   $  223   $  222   $  172   $  132     $ 131       $ 133       $ 146
  Ratio of EBITDA to interest
    expense..........................     10.0x      20.2x    24.8x    24.7x    15.6x    12.0x      9.4x       19.0x       18.3x
  Depreciation.......................   $   43     $   43   $   44   $   43   $   47   $   41     $  32       $  32       $  32
  Capital expenditures...............   $   78     $   78   $  131   $   41   $   38   $   40     $  52       $  52       $  65


---------------
(a) Effective June 28, 1993, the Company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FAS No. 112, "Employers' Accounting for Postemployment Benefits," which resulted in after tax charges of $40 million and $1 million, respectively, to reflect the cumulative effect of the accounting change. Also effective June 28, 1993, the Company adopted FAS No. 109, "Accounting for Income Taxes," which resulted in a benefit of $8 million to reflect the cumulative effect of the accounting change.
(b) Earnings per share after cumulative effect of changes in accounting principles have been adjusted, as appropriate, for a 2-for-1 stock split in fiscal 1995.
(c) Represents earnings before interest, taxes, accounting changes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered by a prospective purchaser of the Notes as an alternative to net income or as an indicator of the Company's operating performance or cash flows.

                                  THE COMPANY

GENERAL

     The Company is the world's largest producer of air cooled gasoline engines for outdoor power equipment. The Company designs, manufactures, markets and services these products for original equipment manufacturers worldwide. These engines are aluminum alloy gasoline engines ranging from 3 through 25 horsepower. The Company's engines are primarily used in a variety of lawn and garden applications, including walk-behind lawn mowers, riding lawn mowers and tillers. The Company's engines are also used in many commercial products for both industrial and consumer applications, including generators, pumps and compressors. Many retailers specify the Company's engines on the powered equipment they sell, and the Company's name is often featured prominently on a product despite the fact that its engine is just a component.


     The Company also manufactures replacement engines and service parts and sells them to central sales and service distributors. The Company owns its principal international distributors. In the United States the distributors are independently owned and operated. These distributors supply service parts and replacement engines directly to approximately 30,000 independently owned authorized service dealers throughout the world. These distributors and service dealers implement the Company's commitment to reliability and service.


SALES

     The United States lawn and garden market, which comprises the majority of the worldwide shipments for 3 through 25 horsepower gasoline engines, was approximately 10 million units in 1996. Over 70% of the products in this market are for grass cutting, namely walk-behind and riding lawn mowers. These product categories have grown at a 2% rate, on average, over the past five years. The Company's unit sales in the United States to equipment manufacturers of these products have grown at a rate consistent with the overall market growth.

     The United States commercial power products market has grown to be in excess of 2 million units in 1996. The Company enjoys a leadership position in units sold to equipment manufacturers who compete in this market.

     In the Company's 1996 fiscal year, approximately 25% of the Company's net sales were derived from sales in international markets, primarily to customers in Europe. The Company serves its international markets through its European regional office and distribution center in the Netherlands and sales and service offices in Australia, Canada, France, Germany, New Zealand, Sweden and the United Kingdom. The Company is a leading supplier of gasoline engines in developed countries where there is an established lawn and garden equipment market. The Company also exports to developing nations where its engines are used in agricultural, marine and other applications.

     The Company's engines are sold primarily by the Company's worldwide sales force through direct calls on customers. The Company's marketing staff and engineers provide support and technical assistance to its sales force.

CUSTOMERS; CONCENTRATION OF SALES

     The Company's sales are primarily made directly to original equipment manufacturers. The Company's three largest customers accounted for 48%, 44% and 42% of net sales in fiscal 1996, 1995 and 1994, respectively. Sales to the Company's largest engine customer, MTD Products Inc., were 21%, 18% and 18% of net sales in fiscal 1996, 1995 and 1994, respectively. Sales to its second largest customer, AB Electrolux (including its Frigidaire Home Products group), were 14%, 12% and 12% of net sales in fiscal 1996, 1995 and 1994, respectively, and sales to its third largest customer, Tomkins PLC (including its Murray product line), were 13%, 14% and 12% of net sales in fiscal 1996, 1995 and 1994, respectively. Under purchasing plans available to all of its gasoline engine customers, the Company typically enters into annual engine supply arrangements with these customers. The Company has no reason to anticipate a change in this practice or in its historical business relationships with these equipment manufacturers.

     Over the past several years, sales in the United States of lawn and garden equipment by mass merchandisers have increased significantly, while sales by independent distributors and dealers have declined.

The Company believes that in 1996 approximately 75% of all lawn and garden equipment sold in the United States was sold through mass merchandisers such as Sears, WalwMart, Kmart, Home Depot, Lowe's and Montgomery Ward. Given the buying power of the mass merchandisers, the Company, through its customers, has experienced pricing pressure. The Company expects that this trend will continue in the foreseeable future. The Company believes that a similar trend is developing for commercial products for industrial and consumer applications.

COMPETITION

     The small gasoline engine industry is highly competitive. The Company's major domestic competitors in engine manufacturing are Tecumseh Products Company, Honda Motor Co., Ltd., Kohler Co., Kawasaki Heavy Industries, Ltd. and Onan Corporation. Also, two domestic lawn mower manufacturers, Toro Co. under its Lawn-Boy brand, and Honda, manufacture their own engines. Eight Japanese small engine manufacturers, of which Honda and Kawasaki are the largest, compete directly with the Company in the sale of engines and indirectly through their sale of end products that compete with the end products produced by the Company's customers. Tecumseh Europa S.p.A., located in Italy, is a major competitor in Europe.

     The Company believes the major areas of competition from all engine manufacturers include product quality, price, timely delivery and service. Other factors affecting competition are short-term market share objectives, short-term profit objectives, exchange rate fluctuations, technology and product support and distribution strength. Currently, product substitution does not have a significant impact on competition; however, certain manufacturers, including the Company, are marketing battery operated power units that could have a more significant impact on competition in the future. The Company believes its product quality and service reputation have given it strong brand name recognition and enhance its competitive position.

SEASONALITY OF DEMAND; IMPACT ON PRODUCTION SCHEDULES

     Sales of engines to lawn and garden equipment manufacturers are highly seasonal because of the buying patterns of retail customers. The majority of lawn and garden equipment is sold during the spring and summer months when most lawn care and gardening activities are performed. Sales of lawn and garden equipment are also influenced by weather conditions. Sales in the Company's fiscal third quarter have historically been the highest, averaging 33% of net sales over the last three fiscal years. Sales in the first fiscal quarter have historically been the lowest, averaging 16% of net sales over the last three fiscal years.

     As discussed above in "Customers; Concentration of Sales," the sale of lawn and garden equipment has shifted from smaller dealers to larger mass merchandisers, who do not wish to carry large inventories of lawn and garden equipment. In order to most efficiently use its capital investments and meet seasonal demand for engines, the Company pursues a balanced production schedule throughout the year, subject to ongoing adjustment to reflect changes in estimated demand, customer inventory levels and other matters outside the control of the Company. Accordingly, inventory levels are generally higher during the first and second fiscal quarters in anticipation of increased customer demand in the third fiscal quarter, at which time inventory levels begin to decrease as sales increase.

     In recent years, lawn and garden equipment manufacturers have tended to place orders with engine manufacturers and to take deliveries later in the selling season, including later in the Company's third fiscal quarter and in the Company's fourth fiscal quarter. This seasonal pattern results in high inventories and receivables and low cash for the Company in the second and the beginning of the third fiscal quarters, with a rapid shift to lower inventories and receivables and ultimately higher cash in the latter portion of the third fiscal quarter and in the fourth fiscal quarter.

MANUFACTURING

     The Company recently completed several significant capital projects intended to reduce manufacturing costs. In the Company's 1995 and 1996 fiscal years, the Company constructed three new plants in Alabama, Georgia and Missouri and expanded its existing facilities in Kentucky and Missouri, which resulted in a reduction in the scope of the Company's manufacturing in the Milwaukee area.

     The capital expenditures for the Company's new facilities are substantially complete, and the Company believes that it has adequate capacity to meet its currently anticipated production needs. The Company manufactures engines and parts at the following locations in the United States: Wauwatosa, Wisconsin; Murray, Kentucky; Poplar Bluff, Missouri; Rolla, Missouri; Auburn, Alabama; and Statesboro, Georgia. The Company has a parts distribution center in Menomonee Falls, Wisconsin.

     The Company also manufactures parts and components at three foundries located in West Allis, Wisconsin (two locations) and Ravenna, Michigan. The Ravenna foundry was constructed during the Company's 1995 and 1996 fiscal years in order to increase production capacity. The foundries also sell castings to other manufacturers.

     The Company manufactures a majority of the components used in its engines, including ductile and grey iron castings, aluminum die castings and a high percentage of other major components, such as carburetors and ignition systems. The Company purchases certain finished standard commercial parts such as piston rings, spark plugs, valves, zinc die castings and plastic components, some stampings and screw machine parts and smaller quantities of other components. Raw material purchases are principally for aluminum and steel. The Company believes its sources of supply are adequate.

     The Company has joint ventures with Daihatsu Motor Company for the manufacture of engines in a plant near Osaka, Japan; with Puling Machinery Works and Yimin Machinery Plant for the production of engines in a plant in Chongqing, China; and with Starting Industrial of Japan for the production of rewind starters in a plant located in Poplar Bluff, Missouri. The Company also has a strategic relationship with Mitsubishi Heavy Industries ("MHI") for the international distribution of engines for outdoor power equipment manufactured by MHI in Japan.

     For the years ending June 30, 1996, July 2, 1995 and July 3, 1994, the Company spent approximately $12.7 million, $13.1 million and $12.5 million, respectively, on Company sponsored research activities relating to the development of new products and the improvement of existing products.

EMPLOYEES

     As of March 30, 1997, the Company had 7,804 employees, of whom 2,932 were covered by collective bargaining agreements. The Company has experienced labor relations issues related to its cost containment measures, primarily the relocation of certain of its manufacturing operations. In February 1997, the Company renegotiated and extended the contract with its major employee union covering 2,812 employees until July 2002. While no assurances can be made with respect to the Company's relationship with its major employee union, the Company presently anticipates that union relations will be stable and mutually cooperative.

EMISSIONS REGULATION OF AIR COOLED GASOLINE ENGINES


     The Company is subject to a variety of federal, state, local and foreign regulations typically applicable to manufacturers similar to the Company, including regulations relating to emissions of its engines. The United States Environmental Protection Agency (the "EPA") is developing national emission standards under a two phase process for equipment powered by small gasoline engines. In 1995, the EPA promulgated its Phase One emission standards, which will be reflected in the Company's 1998 model year engines. The Company expects Phase Two of the emission standards to be issued later in 1997 and to be phased in from 2001 to 2005. Recently, the EPA and several engine manufacturers, including the Company, announced an agreement in principle to further cut pollution emitted by gasoline engines. These reductions are expected to be incorporated into the EPA's Phase Two emission standards. While it is impossible to precisely quantify the cost of compliance until the standards are issued and no assurance can be given in this regard, the Company believes compliance with the new standards will not have a material adverse effect on its financial position or results of operations.


     The California Air Resources Board ("CARB") has also adopted emission standards to be effective in two tiers. Tier One was effective as of August 1995. Changes to the Company's engine models that were necessary to comply with Tier One have been made. CARB has granted the Company's request that the

California standard for carbon monoxide be modified to harmonize it with that adopted by the EPA. As a result of this change, a wider range of the Company's engines will meet California's current emission standards. The costs to comply with the Tier One California standards did not have a material adverse effect on the financial position or results of operations of the Company. Tier Two of California engine emission standards will not be effective until 1999 or later. CARB has directed its staff to review its Tier Two standards in light of technological and economic issues raised by the industry.


                                USE OF PROCEEDS


     The Company intends to use $8 million of the net proceeds to be received by the Company from the sale of the Notes to repay borrowings incurred under the Company's credit facility in connection with the Tender Offer. The remainder of the net proceeds of the Offering will be used for general corporate purposes, which may include the repurchase of shares of the Company's common stock pursuant to open market or private transactions, repayment of indebtedness, expansion of existing businesses and investments in related business opportunities as they may arise. Pending such uses, the net proceeds may be temporarily invested in short-term instruments. As of May 22, 1997, the Company had no borrowings under its credit facility but anticipates that it will borrow $8 million in connection with the repurchase of common stock pursuant to the Tender Offer. These borrowings are expected to bear interest at the reference rate plus an applicable margin and will mature on March 31, 2002. See "Description of Credit Facility."


                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for the Company is set forth below for the periods indicated.


                                FISCAL YEAR
NINE MONTHS ENDED   ------------------------------------
 MARCH 30, 1997     1996    1995    1994    1993    1992
-----------------   ----    ----    ----    ----    ----
      14.4x         14.5x   18.0x   19.9x   10.5x   7.7x


     For the computation of the ratio of earnings to fixed charges, "earnings" has been calculated by adding income before taxes and cumulative effect of changes in accounting principles, interest expense and fixed charges of unconsolidated subsidiaries. "Fixed charges" consist of interest expense and fixed charges of unconsolidated subsidiaries.

                                 CAPITALIZATION


     The following table sets forth the short-term debt and consolidated capitalization of the Company at March 30, 1997, and as adjusted to give effect to (i) the repurchase of $183 million of common stock of the Company pursuant to the Tender Offer initially funded by $63 million of available cash and borrowings of $120 million under the Company's credit facility and (ii) the Offering and the application of the anticipated net proceeds thereof to repay short-term debt. It is anticipated that the Company will fund the repurchase of common stock pursuant to the Tender Offer through a combination of $175 million of available cash and $8 million of borrowings under the Company's credit facility.



                                                                     MARCH 30, 1997
                                                                -------------------------
                                                                HISTORICAL    AS ADJUSTED
                                                                ----------    -----------
                                                                      (IN MILLIONS)
Short-term debt.............................................       $ 23          $ 44
Current maturities of long-term debt........................         15            15
                                                                   ----          ----
       Total short-term debt................................         38            59
Long-term debt:
  9.21% Notes due 2001......................................         60            60
      % Notes due 2007......................................         --           100
                                                                   ----          ----
       Total long-term debt.................................         60           160
Shareholders' investment:
  Common stock (a)..........................................         --            --
  Additional paid-in capital................................         41            41
  Retained earnings.........................................        494           494
  Treasury stock............................................         --          (183)
  Cumulative translation adjustments........................         (1)           (1)
                                                                   ----          ----
       Total shareholders' investment.......................        534           351
                                                                   ----          ----
Total short-term debt and capitalization....................       $632          $570
                                                                   ====          ====


---------------

(a) There are 60,000,000 shares authorized, $.01 par value, of which 28,927,000 were issued and outstanding. After consummation of the Tender Offer, 25,336,777 shares are assumed to be outstanding.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION


     The following Unaudited Pro Forma Balance Sheet as of March 30, 1997, has been prepared to reflect the issuance of the Notes and the repurchase of $183 million of common stock of the Company pursuant to the Tender Offer. The Pro Forma Balance Sheet also reflects additional borrowings under the Company's new credit facility to fund a portion of the repurchase of common stock pursuant to the Tender Offer. It is anticipated that the Company will fund the repurchase of common stock pursuant to the Tender Offer through a combination of $175 million of available cash and $8 million of borrowings under the Company's credit facility.



     The Unaudited Pro Forma Statements of Income for the year ended June 30, 1996, and the nine months ended March 30, 1997, have been prepared to reflect the issuance of the Notes and the repurchase of $183 million of common stock of the Company pursuant to the Tender Offer. These statements also reflect interest expense on assumed additional borrowings under the new credit facility to fund working capital needs during the year.



     The Unaudited Pro Forma Balance Sheet has been prepared as if such transactions occurred on March 30, 1997. The Unaudited Pro Forma Statements of Income have been prepared as if such transactions occurred on July 3, 1995. The pro forma financial information set forth below is unaudited and not necessarily indicative of the results that would have actually occurred if the transactions had been consummated as of March 30, 1997, or July 3, 1995, or results which may be attained in the future.


     The pro forma adjustments, as described in the notes to the Unaudited Pro Forma Balance Sheet and notes to the Unaudited Pro Forma Statements of Income, are based upon available information and upon certain assumptions that management of the Company believes are reasonable. The Unaudited Pro Forma Financial Information should be read in conjunction with the Financial Statements and the notes thereto included elsewhere herein.

                         BRIGGS & STRATTON CORPORATION

                       UNAUDITED PRO FORMA BALANCE SHEET
                                 (IN MILLIONS)


                                                                            MARCH 30, 1997
                                                                --------------------------------------
                                                                HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                                ----------    -----------    ---------
                           ASSETS
Current assets:
  Cash......................................................       $ 63          $ (63)(a)     $  --
  Receivables, net..........................................        276             --           276
  Inventories...............................................        157             --           157
  Prepayments and other.....................................         48             --            48
                                                                   ----          -----         -----
     Total current assets...................................        544            (63)          481
Other assets................................................         24              1(b)         25
Net property, plant and equipment...........................        392             --           392
                                                                   ----          -----         -----
     Total assets...........................................       $960          $ (62)        $ 898
                                                                   ====          =====         =====
          LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Short-term debt...........................................       $ 23          $ 120(c)      $  44
                                                                                   (99)(d)
  Current maturities of long-term debt......................         15             --            15
  Accounts payable and accrued liabilities..................        222             --           222
                                                                   ----          -----         -----
     Total current liabilities..............................        260             21           281
Long-term debt..............................................         60            100(d)        160
Other liabilities...........................................        106             --           106
Shareholders' investment:
  Common stock..............................................         --             --            --
  Additional paid-in capital................................         41             --            41
  Retained earnings.........................................        494             --           494
  Treasury stock............................................         --           (183)(e)      (183)
  Cumulative translation adjustments........................         (1)            --            (1)
                                                                   ----          -----         -----
     Total shareholders' investment.........................        534           (183)          351
                                                                   ----          -----         -----
     Total liabilities and shareholders' investment.........       $960          $ (62)        $ 898
                                                                   ====          =====         =====


---------------

(a) Reflects the use of available cash to fund a portion of the repurchase of common stock pursuant to the Tender Offer. It is anticipated that the Company will fund the repurchase of common stock pursuant to the Tender Offer with a combination of $175 million of available cash and $8 million of borrowings under its credit facility.



(b) Reflects the capitalization of debt offering fees.



(c) Reflects borrowings under the Company's credit facility to fund a portion of the repurchase of common stock pursuant to the Tender Offer.



(d) Reflects the issuance of the Notes and the use of proceeds to repay borrowings under the Company's credit facility.



(e) Reflects the repurchase of common stock pursuant to the Tender Offer.

                         BRIGGS & STRATTON CORPORATION

                    UNAUDITED PRO FORMA STATEMENTS OF INCOME
             (IN MILLIONS, EXCEPT RATIOS AND PER SHARE INFORMATION)


                                           FISCAL YEAR ENDED                      NINE MONTHS ENDED
                                             JUNE 30, 1996                          MARCH 30, 1997
                                  ------------------------------------   ------------------------------------
                                  HISTORICAL   ADJUSTMENTS   PRO FORMA   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                  ----------   -----------   ---------   ----------   -----------   ---------
Net sales.......................    $1,287        $ --        $1,287       $ 937          $--         $ 937
Cost of goods sold..............     1,025          --         1,025         755           --           755
                                    ------        ----        ------       -----          ---         -----
Gross profit on sales...........       262          --           262         182           --           182
Engineering, selling, general
  and administrative expenses...       108          --           108          85           --            85
                                    ------        ----        ------       -----          ---         -----
Income from operations..........       154          --           154          97           --            97
Interest expense................       (10)         (8)(a)       (20)         (7)          (6)(a)       (14)
                                                    (2)(b)                                 (1)(b)
Other income (expense), net.....         5          (3)(c)         2           4           (2)(c)         2
                                    ------        ----        ------       -----          ---         -----
Income before provision for
  income taxes..................       149         (13)          136          94           (9)           85
Provision for income taxes......        57          (5)(d)        52          36           (4)(d)        32
                                    ------        ----        ------       -----          ---         -----
Net income......................    $   92        $ (8)       $   84       $  58          $(5)        $  53
                                    ======        ====        ======       =====          ===         =====
Earnings per share(e)...........    $ 3.19                    $ 3.32       $2.00                      $2.09
EBITDA..........................    $  202                    $  199       $ 133                      $ 131
Ratio of EBITDA to interest
  expense.......................      20.2x                     10.0x       19.0x                       9.4x


---------------
(a) Represents additional interest expense resulting from the Offering.


(b) Represents increased interest expense resulting from assumed borrowings under the Company's credit facility to fund seasonal working capital requirements. The Company's credit facility bears interest on a floating rate basis. A one-eighth percent change in the prevailing rate would have the effect of increasing or decreasing annual interest expense by $.05 million on the pro forma borrowings under the credit facility.


(c) Represents decreased interest income resulting from the use of cash to repurchase common stock.

(d) Represents the tax impact of the pro forma adjustments assuming a 39.0% income tax rate.


(e) Pro forma earnings per share assume 25,336,777 shares outstanding.

                   SELECTED HISTORICAL FINANCIAL INFORMATION


     The following selected historical financial information as of and for each of the five fiscal years ended June 30, 1996, was derived from the audited consolidated financial statements of the Company. The selected historical financial information as of and for the nine months ended March 30, 1997 and March 31, 1996, is unaudited and was derived from the accounting records of the Company. In the opinion of management, the historical financial statements as of and for the nine months ended March 30, 1997 and March 31, 1996, include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. Results for an interim period may not be indicative of the results of operations for any future period. This information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Financial Statements and the notes thereto included elsewhere herein.



                                                                                                NINE MONTHS ENDED
                                                             FISCAL YEAR                      ----------------------
                                            ----------------------------------------------    MARCH 30,    MARCH 31,
                                             1996      1995      1994      1993      1992       1997         1996
                                            ------    ------    ------    ------    ------    ---------    ---------
                                                     (IN MILLIONS, EXCEPT RATIOS AND PER SHARE INFORMATION)
Income Statement Information:
  Net sales.............................    $1,287    $1,340    $1,286    $1,139    $1,042      $ 937        $ 979
  Cost of goods sold....................     1,025     1,068     1,019       927       868        755          790
                                            ------    ------    ------    ------    ------      -----        -----
  Gross profit on sales.................       262       272       267       212       174        182          189
  Engineering, selling, general and
    administrative expenses.............       108       102        95        83        79         85           79
  Interest expense......................        10         9         9        11        11          7            8
  Other income (expense), net...........         5         9         7        (4)       (4)         4            4
                                            ------    ------    ------    ------    ------      -----        -----
  Income before taxes and cumulative
    effect of changes in accounting
    principles..........................       149       170       170       114        80         94          106
  Income tax provision..................        57        66        67        44        29         36           40
                                            ------    ------    ------    ------    ------      -----        -----
  Net income before cumulative effect of
    changes in accounting principles....        92       104       103        70        51         58           66
  Cumulative effect of changes in
    accounting principles (a)...........        --        --       (33)       --        --         --           --
                                            ------    ------    ------    ------    ------      -----        -----
  Net income............................    $   92    $  104    $   70    $   70    $   51      $  58        $  66
                                            ======    ======    ======    ======    ======      =====        =====
  Earnings per share after cumulative
    effect of changes in accounting
    principles (b)......................    $ 3.19    $ 3.62    $ 2.42    $ 2.43    $ 1.78      $2.00        $2.28
Balance Sheet Information (at end of
  period):
  Working capital.......................    $  266    $  256    $  276    $  195    $  137      $ 284        $ 258
  Total assets..........................       838       798       777       656       614        960          895
  Long-term debt........................        60        75        75        75        75         60           75
  Total debt............................        95       101        96        91       107         98          109
  Other long-term liabilities...........        87        87        92        63        66        106           87
  Shareholders' investment..............       501       439       404       360       312        534          482
Other Information:
  EBITDA (c)............................    $  202    $  223    $  222    $  172    $  132      $ 133        $ 146
  Ratio of EBITDA to interest expense...      20.2x     24.8x     24.7x     15.6x     12.0x      19.0x        18.3x
  Depreciation..........................    $   43    $   44    $   43    $   47    $   41      $  32        $  32
  Capital expenditures..................    $   78    $  131    $   41    $   38    $   40      $  52        $  65


---------------
(a) Effective June 28, 1993, the Company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FAS No. 112, "Employers' Accounting for Postemployment Benefits," which resulted in after tax charges of $40 million and $1 million, respectively, to reflect the cumulative effect of the accounting change. Also effective June 28, 1993, the Company adopted FAS No. 109, "Accounting for Income Taxes," which resulted in a benefit of $8 million to reflect the cumulative effect of the accounting change.

(b) Earnings per share after cumulative effect of changes in accounting principles have been adjusted, as appropriate, for a 2-for-1 stock split in fiscal 1995.

(c) Represents earnings before interest, taxes, accounting changes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered by a prospective purchaser of the Notes as an alternative to net income or as an indicator of the Company's operating performance or cash flows.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION


IMPACT OF THE OFFERING, THE TENDER OFFER AND THE NEW CREDIT FACILITY



     The Company's results of operations and financial position will be significantly impacted by the Offering, repurchases of common stock pursuant to the Tender Offer and pursuant to the Company's stock repurchase program and the Company's new credit facility. The Company will experience increased interest expense as a result of the Offering and from increased borrowings under the Company's new credit facility to fund seasonal working capital requirements as the Company expects to use $175 million of available cash to fund a portion of the Tender Offer. The foregoing transactions will result in a more leveraged financial position for the Company relative to its historical position. The repurchases of common stock are expected to result in the Company paying less total cash dividends in relation to historical aggregate cash dividend amounts.


RESULTS OF OPERATIONS


NINE MONTHS ENDED MARCH 30, 1997 COMPARED TO NINE MONTHS ENDED MARCH 31, 1996


Sales


     Net sales for the nine months ended March 30, 1997 decreased 4% or $41.7 million compared to the same period in the prior year. The primary reason for this decline was a 7% decrease in engine unit shipments. This unit decrease is the result of lawn and garden equipment manufacturers building products later and as close as possible to the time they are needed by retailers. The Company's largest customers have increased their peak production capacities which allows them to concentrate more of their production in winter and early spring. This resulted in reduced demand for engines for the nine months ended March 30, 1997 as compared to the same period in the prior year. Most of the volume decrease was in the Company's small engines which have a lower selling price, and thus there was a favorable price and mix impact of 3% which offset part of the unit volume decline.


Gross Profit


     Gross profit for the nine months ended March 30, 1997 decreased 4% or $7.0 million compared to the same period in the prior year due to the reduction in sales. The gross profit rate was 19% in each nine-month period. For the nine months ended March 30, 1997, the gross profit rate was negatively impacted by increases in the unit price of aluminum totaling $1.8 million, increases in warranty expenses totaling $4.8 million due to claims experience, and the absence in the current nine-month period of the $3.5 million credit for employees who had accepted early retirement and canceled their acceptance in the second quarter of fiscal 1996. Savings from lower labor costs at the Company's new engine plants fully offset the preceding factors impacting the gross profit rate.


Engineering, Selling, General and Administrative Expenses


     Engineering, selling, general and administrative expenses for the nine months ended March 30, 1997 increased 7% or $5.6 million compared to the same period in the prior year. This increase was primarily due to increased salaries of $1.2 million, and planned increases in manpower and other costs of $2.0 million relating to new venture activities.


Interest Expense


     Interest expense decreased 10% or $.8 million for the nine months ended March 30, 1997 compared to the same period in the prior year. This decrease was due primarily to the impact of lower borrowings.

Provision For Income Taxes

     The effective income tax rate used in both periods was 38.0%, which reflects management's estimate of the rate for the entire year.

FISCAL 1996 COMPARED TO FISCAL 1995

Sales

     Sales for fiscal 1996 totaled $1,287 million, down 4% or $52.6 million from the preceding year. The reason for this decrease was the absence of sales from the automotive lock business, which was spun off after eight months in the preceding fiscal year. These sales amounted to $63.4 million in fiscal 1995.

     Excluding the lock business sales, engine business sales increased $10.8 million between years. This change was caused by an approximate 1.8% improvement in selling prices to the original equipment manufacturing customers, offset by a 1% decrease in engine unit sales that was almost entirely in the service sales area.

Gross Profit

     The gross profit percentage remained consistent between years. This was the result of several factors: increased startup costs of $6.4 million and inefficiencies related to the new plants, and less absorption of fixed costs due to fewer engines produced were offset by lower profit sharing provisions of $18.0 million and the impact of a decrease in the unit price of aluminum totaling $3.4 million. In addition, the 1995 gross profit included a $19.1 million charge for the retirement window, of which $3.5 million was reversed in 1996 due to a change of an accounting estimate for employees who had accepted an early retirement window in fiscal 1995 and subsequently canceled their acceptance in the second quarter of fiscal 1996.

Engineering, Selling, General and Administrative Expenses

     Engineering, selling, general and administrative expenses increased $6.5 million or 6% between years. This was due to increases in salaries amounting to $3.4 million, planned increases in manpower costs relating to new venture activities of $6.4 million, increased professional services of $2.1 million and higher advertising expenses of $.7 million. Offsetting these, in part, was a reduction in profit sharing accruals amounting to $4.6 million and the lack of engineering and selling expenses of $5.7 million from the spun off lock business.

Interest Expense

     Interest expense for the 1996 fiscal year was 17% higher than in 1995. This was the result of using domestic short-term borrowing to finance increases in accounts receivable and inventories in mid-year. Seasonal borrowings were paid off by the end of the fiscal year. The preceding year had minimal seasonal short-term borrowings.

Other Income

     Other income decreased $3.5 million between years, primarily because of a reduction in interest income due to lower available investable funds. Funds were used for seasonal working capital and the construction of the new manufacturing plants. There also was an increase in the loss on disposition of plant and equipment between years.

Provision For Income Taxes

     The effective income tax rate decreased to 38.0% in 1996 from 38.5% in the previous year due to lower state income taxes, increased Foreign Sales Corporation tax benefits, and reductions in other tax related items.

FISCAL 1995 COMPARED TO FISCAL 1994

Sales

     Sales increased 4% or $54.2 million in the 1995 fiscal year. Total sales in 1995 reached $1,340 million, a new record for the Company. The number of engines sold increased 3% in this fiscal year. The unit sales increase was the primary reason for the sales dollar change. The vast majority of the sales increase was in export markets due to improving economies in Europe and better product availability. There was a very small increase in domestic engine sales.

     Service sales increased 17% between years. Lock sales declined between years, as expected, because of the spin-off of the lock business after eight months of the fiscal year.

     Product mix changed in fiscal 1995. Sales moved from higher priced to lower priced engines in the Company's small engine line. Increases in the Company's large engine line which carries higher selling prices more than offset the activity in the small engine line. A modest price increase also contributed to improved sales revenues between years.

Gross Profit

     Gross profit increased $5.1 million or 2% between years. The gross profit rate declined from 21% in 1994 to 20% in 1995 primarily because of an early retirement window offered to and elected by some members of the United Paperworkers International Union Local 7232 as part of the contract agreement reached in December 1994. The $19.1 million charge was reflected in the fourth quarter of 1995 for a June or October 1995 window. Without this charge, the Company's gross profit rate would have been higher in 1995.

     The improvement in the gross profit rate, excluding the cost of the retirement window, was the net result of several factors. The improvements in sales discussed above, increased labor productivity amounting to $5.8 million, the spreading of fixed costs over a larger number of engine units totaling $4.6 million, and lower profit sharing provisions of $4.0 million caused improvements in the gross profit rate. These improvements were partially offset by the impact of a significant increase in the unit price of aluminum totaling $14.9 million, start-up costs at new plants amounting to $5.3 million, and accelerated depreciation of $5.6 million on fixed assets not being moved to the new plants.

Engineering, Selling, General and Administrative Expenses

     Engineering, selling, general and administrative expenses increased $7.1 million or 7% between years. This was primarily due to increased marketing and advertising expenses of $1.7 million, increased expenses in the Company's foreign subsidiaries of $1.2 million resulting from the consolidation of certain operations, increased engineering expenses of $1.1 million, spin-off related expenses of $.8 million, and increased salaries of $.9 million.

Other Income

     Other income increased $2.2 million primarily because of increased interest income resulting from higher average cash balances between years. The decline in cash balances occurred late in the fiscal year.

Provision For Income Taxes

     The effective rate for the income tax provision was reduced from 39.6% in 1994 to 38.5% in 1995. This reduction was due to various miscellaneous differences.

LIQUIDITY AND CAPITAL RESOURCES


NINE MONTHS ENDED MARCH 30, 1997 COMPARED TO NINE MONTHS ENDED MARCH 31, 1996



     Cash used in operating activities was $30.0 million during the nine months ended March 30, 1997 and $31.2 million for the same period in the preceding year. Seasonal increases in accounts receivable were $157.1 million in the nine months ended March 30, 1997 and $179.2 million in the nine months ended March 31, 1996. This increase in accounts receivable was offset by funds generated by net income before depreciation ($90.2 million in the nine months ended March 30, 1997 and $97.6 million in the nine months ended March 31, 1996) and an increase in accounts payable and accrued liabilities ($67.0 million in the nine months ended March 30, 1997 and $45.8 million in the nine months ended March 31, 1996). The larger increase in accrued liabilities in the nine months ended March 30, 1997 is primarily attributable to lower payments of profit sharing accruals in that period as compared to the same period in 1996.



     Cash used in investing activities was $36.3 million in the nine months ended March 30, 1997 and $64.3 million in the same period in 1996. This decrease was caused by $12.9 million less of additions to plant and equipment in the nine months ended March 30, 1997 as compared to the nine months ended March 31, 1996. The first nine months of fiscal 1996 contained expenditures for four new plants which were completed in that year. Proceeds received on the sale of plant and equipment totaled $16.1 million in the nine months ended March 30, 1997 and $1.0 million in the nine months ended March 31, 1996. The nine-month 1997 amount contains the proceeds received on the disposition of the Company's Menomonee Falls facility, as described below. Management expects capital expenditures for reinvestment in equipment and new products to total approximately $65 million in the full 1997 fiscal year -- all expected to be financed from internal resources and the Company's credit facility.



     Cash used in financing activities totaled $21.2 million in the nine months ended March 30, 1997 and $15.7 million in the nine months ended March 31, 1996. The Company increased its short-term borrowings by $2.6 million in the nine months ended March 30, 1997 and $7.6 million in the nine months ended March 31, 1996 to finance its seasonal working capital needs. Dividends were $23.4 million and $22.6 million in the nine months ended March 30, 1997 and March 31, 1996, respectively.



     The Company will make the first of five annual installments on its 9.21% notes in June 1997. The first installment of these payments will total $15.0 million and is shown as Current Maturities of Long-Term Debt in the financial statements included elsewhere herein.


FISCAL YEARS 1996, 1995 AND 1994

     Cash flow from operating activities was $94.5 million, $95.8 million and $165.1 million, in fiscal 1996, 1995 and 1994, respectively. The primary source of funds was from net income before the cumulative effect of accounting changes and depreciation. The significant change between fiscal 1995 and fiscal 1994 amounts was due to an increase in inventories during fiscal 1995 as explained below.

     The fiscal 1996 cash flow from operating activities reflects an increase in receivables of $25.2 million resulting from increased sales at the end of the fiscal year and also reflects a decrease in accrued liabilities of $25.9 million primarily due to decreased profit sharing provisions. The fiscal 1995 cash flow from operating activities reflects a decrease in accounts receivable of $11.1 million due to lower sales late in the fourth quarter of fiscal 1995 and an increase in inventories of $62.8 million. This increase in inventories was primarily due to two factors. The Company maintained a stable rate of production while experiencing a reduction in orders from equipment manufacturers due to less favorable spring weather. In addition, the Company planned an increase in inventories to provide a cushion for the transfer of engine assembly to the three new plants under construction. The fiscal 1994 cash flow from operating activities reflects an increase in accounts payable, accrued liabilities and income taxes of $38.1 million primarily due to the timing of payments.

     Cash used in investing activities amounted to $76.7 million and $129.2 million in fiscal 1996 and 1995, respectively, and cash provided by investing activities amounted to $36.9 million in fiscal 1994. Substantially all of the fiscal 1996 and fiscal 1995 use of cash related to additions to plant and equipment for the construction of three new engine manufacturing plants, a foundry and plant expansions at existing facilities. The cash provided from investing activities in fiscal 1994 reflects the sale of short-term investments to fund the new plant expenditures previously discussed, offset by additions to plant and equipment, primarily to maintain existing facilities.

     Cash flows used in financing activities amounted to $37.6 million, $16.8 million and $21.2 million in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. The significant items were cash dividends of $30.4 million, $28.3 million, and $26.0 million, respectively. Fiscal 1996 cash used in financing activities also reflects the repayment of foreign loans of $6.5 million. Fiscal 1995 and fiscal 1994 reflect increased borrowings by the Company's foreign subsidiaries of $12.1 million and $5.4 million, respectively, to fund working capital requirements.

Future Sources of Capital


     In connection with the Offering and the Tender Offer, the Company entered into a new credit facility allowing borrowings of up to $250 million to primarily fund seasonal working capital requirements and other financing needs of the Company. The term of the new credit facility is five years and such facility contains certain restrictive covenants. See "Description of Credit Facility." Because the Company expects to use $175 million of available cash to fund a portion of the Tender Offer, the Company anticipates placing more reliance on borrowings to fund working capital requirements than it has in recent years. Management believes that the new credit facility and cash generated from operations will be adequate to fund the Company's working capital requirements for the foreseeable future.


OTHER MATTERS

Sale of the Menomonee Falls, Wisconsin Facility

     The sale of the Company's Menomonee Falls, Wisconsin facility for approximately $16.0 million was completed at the beginning of the fiscal quarter ended December 29, 1996. The provisions of the contract state that the Company will continue to own and occupy the warehouse portion of the facility for a period of up to ten years (the "Reservation Period"). The contract also contains a buyout clause, at the buyer's option and under certain circumstances, of the remaining Reservation Period. Under the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Company is required to account for this as a financing transaction as the Company continues to have substantial involvement with the facility during the Reservation Period or until the buyout option is exercised. Under this method, the cash received is reflected as a deferred liability, and the assets and the accumulated depreciation remain on the Company's books. Depreciation expense continues to be recorded each period, and imputed interest expense is also recorded and added to the deferred liability. Offsetting this is the fair value lease income on the non-Company occupied portion of the building. A pretax gain, which will be recognized at the earlier of the exercise of the buyout option or the expiration of the Reservation Period, is estimated to be $10 million to $12 million. The annual cost of operating the warehouse portion of the facility is not material.

Emissions

     The EPA is developing national emission standards under a two phase process for equipment powered by small air cooled engines. In 1995, the EPA promulgated its Phase One emission standards, which will be reflected in the Company's 1998 model year engines. The EPA and several engine manufacturers, including the Company, recently announced an agreement in principle to further cut pollution emitted by gasoline engines. These reductions are expected to be incorporated into the EPA's Phase Two emission standards to be issued later in 1997 and to be phased in from 2001 to 2005. While it is impossible to precisely quantify the cost of compliance until the standards are issued, the Company believes compliance with the new standards will not have a material adverse effect on its financial position or results of operations.


     The CARB has also adopted emission standards to be effective in two tiers. Tier One was effective as of August 1995. Changes to engine models that were necessary to comply with Tier One have been made. Recently CARB has granted the Company's request that the California standard for carbon monoxide be modified to harmonize it with that adopted by the EPA. As a result of this change, a wider range of the Company's engines will meet California's current emission standards. The costs to comply with the Tier One California standards did not have a material adverse effect on the Company's financial position or results of operations.


     Tier Two of the CARB engine emission standards will not be effective until 1999 or later. CARB has directed its staff to review its Tier Two standards in light of technological and economic issues raised by the industry. In the event the Company is unable to comply with future standards and they remain unchanged, the

Company believes that any resulting downturn in sales will not have a material adverse effect on the Company's financial position or results of operations.


New Accounting Pronouncements

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." This standard establishes financial accounting and reporting standards for stock-based employee compensation. The Company adopted the pro forma disclosure requirements of the statement, which will be presented in the 1997 financial statements and will continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25, as allowed by the new standard.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." This statement establishes a new standard for computing and presenting earnings per share in financial statements. The Company will adopt the new standard in its 1997 financial statements. The impact of adoption of this standard will not be material to the Company's results of operations.

OUTLOOK


Operations



     The 1997 lawn and garden equipment selling season is off to a strong start because of an early spring in the Southeast. Retailers are reporting significant sales increases. Equipment manufacturers did not reach full production levels until the second half of the Company's fiscal 1997 third quarter and will have to maintain peak levels well into May to meet strong demand from retailers. If favorable weather continues in the Southeast and spreads to the Midwest and Northeast, the Company believes that it should have a good fiscal 1997 fourth quarter. Management believes that unit shipments for the full fiscal year will be up modestly from the 1996 fiscal year despite being down 7% for the nine months ended March 30, 1997.


Early Retirement Window


     The Company will offer an early retirement window in late fiscal 1997 in accordance with the present union contract with its Milwaukee hourly employees. It is unknown how many employees will accept this offer. All elections under this window must be completed in June 1997. The Company has made preliminary estimates of the cost of this window. Those estimates total approximately $40 million to $45 million before taxes which will be charged to earnings during the last quarter of fiscal 1997.

                         DESCRIPTION OF CREDIT FACILITY



     On April 18, 1997, the Company entered into a five-year, $250 million revolving credit facility (the "Credit Facility") for purposes of partially funding the Tender Offer and for general corporate purposes, including commercial paper back-up.



     Initial borrowings of approximately $8 million by the Company are expected to be made under the Credit Facility to fund a portion of the Tender Offer.


     Borrowings under the Credit Facility by the Company bear interest at a rate per annum equal to, at its option, either:

          (i) the higher of (a) the rate of interest publicly announced from time to time by the agent bank as its reference rate and (b) 0.5% per annum above the federal funds rate; or


          (ii) the interbank reserve adjusted rate for one, two, three or six month eurocurrency deposits as quoted by the agent bank for deposits with major international banks plus a margin that may be adjusted up or down based on the Company's debt ratings.



     The Credit Facility requires the Company to maintain minimum levels for the following financial ratios: (i) total consolidated indebtedness to total capital and (ii) consolidated net income plus interest expense plus income tax expense to interest expense. The Credit Facility imposes limitations on (i) liens, subsidiary indebtedness for money borrowed and sales of assets, (ii) mergers and consolidations, (iii) loans, advances and contingent obligations, (iv) use of proceeds, (v) transactions with affiliates and (vi) investments.


     The Credit Facility contains certain default provisions, including, among other things, (i) nonpayment of any amount due to the lenders under the Credit Facility, (ii) material breach of representations and warranties, (iii) default in the performance of covenants, (iv) bankruptcy or insolvency, (v) a change in control or ownership of the Company and (vi) cross-default to other material debt of the Company and its subsidiaries.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The statements herein concerning the Notes and the Indenture do not purport to be complete. All such statements are qualified in their entirety by reference to the accompanying Prospectus and the provisions of the Indenture, the form of which has been filed with the Securities and Exchange Commission.


     The Notes offered hereby constitute a single series of Securities to be
issued under an Indenture, dated as of                          , 1997, between
the Company and Bank One, N.A. as Trustee (the "Trustee"). The Trustee will initially be the Securities Registrar and Paying Agent (the "Paying Agent"). The Notes will be issued only in registered form without coupons in denominations of $1,000 and integral multiples thereof.



     The Notes will be represented by one or more Global Securities (as defined in the accompanying Prospectus) registered in the name of a nominee of DTC. The ownership interests ("Book-Entry Interests") in such Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC or its nominee for such Global Securities and on the records of DTC participants. Except as described below and in the accompanying Prospectus, owners of Book-Entry Interests will not be considered the holders thereof and will not be entitled to receive physical delivery of Notes in definitive form. If the book-entry system is discontinued, including if DTC is at any time unwilling or unable to continue as Depository, the Company will issue individual Notes to owners of Book-Entry Interests in exchange for the Global Securities. See "Description of Securities -- Book-Entry Securities" in the accompanying Prospectus.



     Settlement for the Notes will be made by the Underwriters in immediately available funds, and all payments of principal, premium, if any, and interest on the Notes will be made by the Company in immediately available funds.



     The Notes will mature on September 15, 2007 and will be limited to $100 million aggregate principal amount. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months and will be payable semi-annually on each March 15 and September 15 (each, an "Interest Payment Date"), commencing March 15, 1998. Interest payable on each Interest Payment
Date will include interest accrued from           , 1997 or from the most recent
Interest Payment Date to which interest has been paid or duly provided for. Interest payable on any Interest Payment Date will be payable to the person in whose name a Note (or any predecessor Note) is registered at the close of business on the March 1 or September 1, as the case may be, next preceding such Interest Payment Date. Payments of principal, premium, if any, and interest to owners of Book-Entry Interests are expected to be made in accordance with the Depository's and its participants' procedures in effect from time to time. Principal of, premium, if any, and interest on Notes in definitive form will be payable at the office or agency of the Company maintained for such purpose in New York, New York, which initially will be the office of an affiliate of the Paying Agent.


     The provisions of Sections 13.2 and 13.3 of the Indenture relating to defeasance and covenant defeasance, described in the accompanying Prospectus under "Description of Securities -- Defeasance and Covenant Defeasance," are applicable to the Notes.

     The Indenture does not contain covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

OPTIONAL REDEMPTION


     The Notes are redeemable in whole or in part at any time at the option of the Company at a redemption price (the "Redemption Price") equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months at the Treasury Rate plus basis points, plus in each case accrued but unpaid interest thereon to the date of redemption (the "Redemption Date"). The Notes will not be subject to any sinking fund.

     "Treasury Rate" means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.


     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.


     "Comparable Treasury Price" means, with respect to any Redemption Date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (a) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such Redemption Date.


     "Reference Treasury Dealer" means each of Credit Suisse First Boston Corporation and BancAmerica Securities, Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company will substitute another Primary Treasury Dealer.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Notes to be redeemed.

     Unless the Company defaults in payment of the Redemption Price, on and after the Redemption Date interest will cease to accrue on the Notes or portions thereof called for redemption.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement, dated             , 1997 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation and BancAmerica Securities, Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective principal amounts of the Notes.


                        UNDERWRITER                           PRINCIPAL AMOUNT
                        -----------                           ----------------
Credit Suisse First Boston Corporation......................    $
BancAmerica Securities, Inc. ...............................
                                                                ------------
     Total..................................................    $100,000,000
                                                                ============



     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.



     The Company has been advised by the Representatives that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers
at such price less a concession of      % of the principal amount per Note and
the Underwriters and such dealers may allow a discount of      % of the
principal amount per Note on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.



     The Notes are new issues of securities with no established trading market. The Underwriters have advised the Company that one or both of them intends to act as a market maker for the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.



     Certain of the Underwriters and their affiliates engage in transactions with, and perform services for, the Company in the ordinary course of business, including various investment banking and commercial banking services.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.


     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Notes are effected. Accordingly, any resale of Notes in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of Notes.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of the Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of the Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Notes should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Notes in their particular circumstances and with respect to the eligibility of the Notes for investment by the purchaser under relevant Canadian legislation.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Notes by the holders thereof. This summary does not purport to be a complete analysis of all the potential federal income tax effects relating to the purchase, ownership and disposition of the Notes. There can be no assurance that the Internal Revenue Service (the "IRS") will take a similar view of such consequences. Further, the discussion does not address all aspects of taxation that may be relevant to particular purchasers in light of their individual circumstances (including dealers in securities, insurance companies, financial institutions, tax-exempt entities and other taxpayers who are subject to special treatment under U.S. federal income tax laws). The discussion below assumes that the Notes are held as capital assets and only addresses holders who are initial purchasers of the Notes.

     The discussion of the U.S. federal income tax consequences set forth below is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder and judicial and administrative interpretations, all of which are subject to change, possibly with retroactive effect. Because individual circumstances may differ, each prospective purchaser of the Notes is strongly urged to consult its own tax advisor with respect to its particular tax situation and the particular tax effects of any state, local, non-U.S., or other tax laws and possible changes in the tax law.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Note who or which is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a "U.S. Trust." A U.S. Trust is (a) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year ending after August 20, 1996, any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. trustees have the authority to control all substantial decisions of the trust and (b) for all other taxable years, any trust the income of which is subject to U.S. federal income taxation regardless of its source. The term U.S. Holder also includes certain former U.S. citizens whose income and gain on the Notes will be subject to U.S. taxation. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

U.S. HOLDERS

     Interest paid on a Note will generally be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for federal income tax purposes. Upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (not including any amount attributable to accrued but unpaid interest) and such holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note will equal the cost of the Note to such holder. Gain or loss realized on the sale, exchange or retirement of a Note by a U.S. Holder will be capital gain or loss, and will be long-term capital gain or loss if at the time of the sale, exchange or retirement the Note has been held for more than one year. Net capital gain is taxed at a lower rate than ordinary income for certain non-corporate taxpayers, but not for corporate taxpayers. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

NON-U.S. HOLDERS

     On April 15, 1996, proposed Treasury Regulations (the "1996 Proposed Regulations") were issued which, if adopted in final form, could affect the U.S. taxation of Non-U.S. Holders. The 1996 Proposed Regulations are generally proposed to be effective for payments after December 31, 1997, regardless of the issue date of the Note with respect to which such payments are made, subject to certain transition rules. It cannot be predicted at this time whether the 1996 Proposed Regulations will become effective as proposed or what, if any, modifications may be made to them. The discussion under this heading and under "-- Backup Withholding" below, is not intended to be a complete discussion of the provisions of the 1996 Proposed

Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the 1996 Proposed Regulations may have if adopted.

     Payments of interest on the Notes by the Company or any paying agent to a beneficial owner of a Note that is a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, (i) such holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) such holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, (iii) such holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) certain certification requirements (summarized below) are met. If a Non-U.S. Holder of a Note is engaged in a trade or business in the United States, and if interest on the Note is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder) the Non-U.S. Holder, although exempt from U.S. withholding tax, will generally be subject to regular U.S. income tax on such interest in the same manner as if it were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on a Note will be included in the earnings and profits of such Non-U.S. Holder if such interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

     Under current Treasury Regulations, in order to obtain the exemption from withholding tax described in the first sentence of the preceding paragraph, either (i) the beneficial owner of a Note must certify on IRS Form W-8 or a substitute form that is substantially similar to Form W-8, under penalties of perjury, to the Company or paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide such owner's name and address or (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to the Company or paying agent, as the case may be, that such certificate has been received from the beneficial owner by it or by a Financial Institution between it and the beneficial owner and must furnish the payor with a copy thereof. A certificate described in this paragraph is effective only with respect to payments of interest made to the certifying Non-U.S. Holder after delivery of the certificate in the calendar year of its delivery and the two immediately succeeding calendar years. In lieu of the certificate described in this paragraph, a Non-U.S. Holder engaged in a trade or business in the United States (with which interest payments on the Note are effectively connected) must provide to the Company a properly executed IRS Form 4224 in order to claim an exemption from withholding tax.

     The 1996 Proposed Regulations provide optional documentation procedures designed to simplify compliance by withholding agents. The 1996 Proposed Regulations also add "intermediary certification" options for certain qualifying withholding agents. Under one such option, a withholding agent would be allowed to rely on IRS Form W-8 furnished by a financial institution or other intermediary on behalf of one or more beneficial owners (or other intermediaries) without having to obtain the beneficial owner certificate described in the preceding paragraph, provided that the financial institution or intermediary has entered into a withholding agreement with the IRS and thus is a "qualified intermediary." Under another option, an authorized foreign agent of a U.S. withholding agent would be permitted to act on behalf of the U.S. withholding agent, provided certain conditions are met.

     The 1996 Proposed Regulations, if adopted, would also provide certain presumptions with respect to withholding for holders not providing the required certifications to qualify for the withholding exemption described above. In addition, the 1996 Proposed Regulations would replace a number of current tax certification forms (including IRS Form W-8 and IRS Form 4224) with a single, restated form (IRS Form W-8) and standardize the period of time for which withholding agents could rely on such certifications.

     Under current law, a Non-U.S. Holder of a Note generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of such Note, unless (i) the gain is effectively connected with the conduct of a trade or business in the United States of the non-U.S. Holder (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), or (ii) the Non-U.S. Holder is an individual who holds the Note as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a U.S. "tax home" (as defined for U.S. federal income tax purposes) or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual. In the case of a Non-U.S. Holder that is described under clause (i) above, its gain will be subject to the U.S. federal income tax on net income that applies to U.S. persons and, in addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax. An individual Non-U.S. Holder that is described under clause (ii) above will be subject to a flat 30% tax on any gain derived from the sale, which may be offset by U.S. capital losses (notwithstanding the fact that he or she is not considered a U.S. resident). Thus, individual Non-U.S. Holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of a Note are urged to consult their tax advisers as to the tax consequences of such sale.


     A Note held by an individual who is not a U.S. citizen or resident at the time of his death will not be subject to U.S. federal estate tax as a result of such individual's death, provided that, at the time of such individual's death, the individual does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Under current U.S. federal income tax law, information reporting requirements apply to interest and principal payments made to, and to the proceeds of sales before maturity by, certain non-corporate U.S. Holders. In addition, a 31% backup withholding tax requirement applies to certain payments of interest on, and the proceeds of a sale, exchange or redemption of, the Notes.

     Backup withholding will generally not apply with respect to payments made to certain exempt recipients such as corporations or other tax-exempt entities. In the case of a non-corporate U.S. Holder, backup withholding will apply only if such holder (i) fails to furnish its taxpayer identification number ("TIN") which for an individual would be his or her Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

     In the case of a Non-U.S. Holder, under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by the Company or any paying agent thereof on a Note if such holder has provided the required certification under penalties of perjury that it is not a U.S. Holder or has otherwise established an exemption, provided in each case that the Company or such paying agent, as the case may be, does not have actual knowledge that the payee is a U.S. Holder.

     Under current Treasury Regulations, if payments on a Note are made to or through a foreign office of a custodian, nominee or other agent acting on behalf of a beneficial owner of a Note, such custodian, nominee or other agent will not be required to apply backup withholding to such payments made to such beneficial owner. In the case of payments made to or through the foreign office of a custodian, nominee or other agent that is (i) a U.S. Person, (ii) a controlled foreign corporation for U.S. tax purposes or (iii) a foreign person 50% or more of the gross income of which for the three-year period ending with the close of its taxable year preceding the year of payment is effectively connected with the conduct of a trade or business within the United States, information reporting (but not backup withholding) is required unless the custodian, nominee or other agent has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption.

     Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Note made to or through a foreign office of a broker generally will not be subject to backup withholding. In the case of proceeds from a sale of a Note by a Non-U.S. Holder paid to or through the foreign office of a U.S. broker or a foreign office of a foreign broker that is (i) a controlled foreign corporation for U.S. tax purposes or (ii) a person 50% or more of the gross income of which for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade or business within the United States, information reporting (but not backup withholding) is required unless the broker has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a U.S. Holder and that certain other conditions are met or otherwise establishes an exemption.

     The 1996 Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. In particular, the 1996 Proposed Regulations would provide certain presumptions under which Non-U.S. Holders may be subject to backup withholding in the absence of required certifications.

     Holders of Notes should consult their tax advisors regarding the application of backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from payment under the backup withholding rules will be allowed as a credit against a holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

     THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF NOTES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THE PROSPECTIVE HOLDER OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR NON-U.S. INCOME TAX LAWS AND ANY RECENT OR PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.

                                 LEGAL MATTERS


     Certain legal matters in connection with the Notes offered hereby will be passed upon for the Company by Thomas R. Savage, General Counsel of the Company, and by Mayer, Brown & Platt, Chicago, Illinois. Certain legal matters in connection with the Notes offered hereby will be passed upon for the Underwriters by Sidley & Austin, Chicago, Illinois. Mayer, Brown & Platt and Sidley & Austin may rely upon the opinion of Mr. Savage as to Wisconsin law matters.

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
                                                                ----
Consolidated Statements of Income for the years ended June
  30, 1996, July 2, 1995 and July 3, 1994 and for the nine
  months ended March 30, 1997 and March 31, 1996............     F-2

Consolidated Balance Sheets as of June 30, 1996, July 2,
  1995 and March 30, 1997...................................     F-3

Consolidated Statements of Shareholders' Investment for the
  years ended June 30, 1996, July 2, 1995 and July 3, 1994
  and for the nine months ended March 30, 1997..............     F-4

Consolidated Statements of Cash Flows for the years ended
  June 30, 1996, July 2, 1995 and July 3, 1994 and for the
  nine months ended March 30, 1997 and March 31, 1996.......     F-5

Notes to Consolidated Financial Statements..................     F-6

Report of Independent Public Accountants....................    F-19

                 BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS OF DOLLARS EXCEPT AMOUNTS PER SHARE)


                                                     YEAR ENDED                     NINE MONTHS ENDED
                                        ------------------------------------   ---------------------------
                                         JUNE 30,     JULY 2,      JULY 3,      MARCH 30,      MARCH 31,
                                           1996         1995         1994          1997           1996
                                        ----------   ----------   ----------   ------------   ------------
                                                                               (UNAUDITED)    (UNAUDITED)
NET SALES............................   $1,287,029   $1,339,677   $1,285,517     $937,350       $979,035
COST OF GOODS SOLD...................    1,025,281    1,068,059    1,018,977      755,405        790,049
                                        ----------   ----------   ----------     --------       --------
       Gross Profit on Sales.........      261,748      271,618      266,540      181,945        188,986
ENGINEERING, SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES............      108,339      101,852       94,795       84,979         79,339
                                        ----------   ----------   ----------     --------       --------
       Income from Operations........      153,409      169,766      171,745       96,966        109,647
INTEREST EXPENSE.....................      (10,069)      (8,580)      (8,997)      (7,051)        (7,855)
OTHER INCOME, Net....................        5,712        9,189        6,973        3,551          4,418
                                        ----------   ----------   ----------     --------       --------
  Income Before Provision for Income
     Taxes...........................      149,052      170,375      169,721       93,466        106,210
PROVISION FOR INCOME TAXES...........       56,640       65,570       67,240       35,520         40,360
                                        ----------   ----------   ----------     --------       --------
  Net Income Before Cumulative Effect
     of Accounting Changes...........       92,412      104,805      102,481       57,946         65,850
CUMULATIVE EFFECT OF ACCOUNTING
  CHANGES FOR:
  Postretirement Health Care, Net of
     Income Taxes of $25,722.........           --           --      (40,232)          --             --
  Postemployment Benefits, Net of
     Income Taxes of $430............           --           --         (672)          --             --
  Deferred Income Taxes..............           --           --        8,346           --             --
                                        ----------   ----------   ----------     --------       --------
                                                --           --      (32,558)          --             --
                                        ----------   ----------   ----------     --------       --------
NET INCOME...........................   $   92,412   $  104,805   $   69,923     $ 57,946       $ 65,850
                                        ==========   ==========   ==========     ========       ========
PER SHARE DATA:
  Net Income Before Cumulative Effect
     of Accounting Changes...........   $     3.19   $     3.62   $     3.54     $   2.00       $   2.28
  Cumulative Effect of Accounting
     Changes.........................           --           --        (1.12)          --             --
                                        ----------   ----------   ----------     --------       --------
  Net Income.........................   $     3.19   $     3.62   $     2.42     $   2.00       $   2.28
                                        ==========   ==========   ==========     ========       ========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                 BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS EXCEPT AMOUNTS PER SHARE)


                                                                JUNE 30,    JULY 2,      MARCH 30,
                                                                  1996        1995          1997
                                                                --------    --------    ------------
                                                                                        (UNAUDITED)
                           ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents.................................    $150,639    $170,648      $ 62,871
  Receivables, Less Reserves of $1,544, $1,537, and $1,508,
    Respectively............................................     119,346      94,116       276,405
  Inventories --
    Finished Products and Parts.............................      96,078      96,540       114,699
    Work in Process.........................................      36,932      40,107        37,830
    Raw Materials...........................................       4,393       4,027         4,866
                                                                --------    --------      --------
      Total Inventories.....................................     137,403     140,674       157,395
  Future Income Tax Benefits................................      29,589      31,376        33,607
  Prepaid Expenses..........................................      19,410      16,516        13,571
                                                                --------    --------      --------
      Total Current Assets..................................     456,387     453,330       543,849
PREPAID PENSION COST........................................       4,682          --         8,471
DEFERRED INCOME TAX ASSET...................................       2,883       1,866         5,403
PURCHASED SOFTWARE..........................................          --          --        10,217
PLANT AND EQUIPMENT:
  Land and Land Improvements................................      15,603       9,499        15,883
  Buildings.................................................     147,670     105,844       149,466
  Machinery and Equipment...................................     594,608     507,606       592,731
  Construction in Progress..................................      18,757     103,382        44,684
                                                                --------    --------      --------
                                                                 776,638     726,331       802,764
  Less -- Accumulated Depreciation and Unamortized
    Investment Tax Credit...................................     402,426     383,034       410,871
                                                                --------    --------      --------
      Total Plant and Equipment, Net........................     374,212     343,297       391,893
                                                                --------    --------      --------
                                                                $838,164    $798,493       959,833
                                                                ========    ========      ========
          LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts Payable..........................................    $ 65,642    $ 63,913      $ 77,680
  Domestic Notes Payable....................................       5,000       6,750         5,000
  Foreign Loans.............................................      14,922      19,653        17,533
  Current Maturities of Long-Term Debt......................      15,000          --        15,000
  Accrued Liabilities --
    Wages and Salaries......................................      25,488      44,900        37,403
    Warranty................................................      26,257      30,353        24,153
    Other...................................................      31,187      33,564        52,789
                                                                --------    --------      --------
      Total Accrued Liabilities.............................      82,932     108,817       114,345
    Federal and State Income Taxes..........................       6,683      (1,878)       30,231
                                                                --------    --------      --------
      Total Current Liabilities.............................     190,179     197,255       259,789
ACCRUED PENSION COST........................................          --       1,606            --
DEFERRED REVENUE ON SALE OF PLANT AND EQUIPMENT.............          --          --        15,981
ACCRUED EMPLOYEE BENEFITS...................................      18,431      16,447        19,982
ACCRUED POSTRETIREMENT HEALTH CARE OBLIGATION...............      69,049      68,707        69,853
LONG-TERM DEBT..............................................      60,000      75,000        60,000
COMMITMENTS AND CONTINGENCIES...............................
SHAREHOLDERS' INVESTMENT:
  Common Stock --
  Authorized 60,000 shares $.01 Par Value, Issued and
    Outstanding 28,927......................................         289         289           289
  Additional Paid-In Capital................................      40,898      41,698        40,533
  Retained Earnings.........................................     459,666     397,627       494,181
  Cumulative Translation Adjustments........................        (348)       (136)         (775)
                                                                --------    --------      --------
      Total Shareholders' Investment........................     500,505     439,478       534,228
                                                                --------    --------      --------
                                                                $838,164    $798,493      $959,833
                                                                ========    ========      ========


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                 BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
               (IN THOUSANDS OF DOLLARS EXCEPT AMOUNTS PER SHARE)


                                                                   ADDITIONAL                CUMULATIVE
                                                         COMMON     PAID-IN      RETAINED    TRANSLATION
                                                         STOCK      CAPITAL      EARNINGS    ADJUSTMENTS
                                                         ------    ----------    --------    -----------
BALANCES, JUNE 27, 1993..............................     $145      $42,883      $318,247      $(1,317)
  Net Income.........................................       --           --        69,923           --
  Cash Dividends Paid ($.90 per share)...............       --           --       (26,034)          --
  Purchase of Common Stock for Treasury..............       --         (791)           --           --
  Proceeds from Exercise of Stock Options............       --          266            --           --
  Currency Translation Adjustments...................       --           --            --          470
                                                          ----      -------      --------      -------
BALANCES, JULY 3, 1994...............................      145       42,358       362,136         (847)
  Net Income.........................................       --           --       104,805           --
  Cash Dividends Paid ($.98 per share)...............       --           --       (28,348)          --
  Distribution of Shares of STRATTEC SECURITY
     CORPORATION.....................................       --           --       (40,966)       1,226
  Two-for-One Stock Split............................      144         (144)           --           --
  Purchase of Common Stock for Treasury..............       --         (915)           --           --
  Proceeds from Exercise of Stock Options............       --          399            --           --
  Currency Translation Adjustments...................       --           --            --         (515)
                                                          ----      -------      --------      -------
BALANCES, JULY 2, 1995...............................      289       41,698       397,627         (136)
  Net Income.........................................       --           --        92,412           --
  Cash Dividends Paid ($1.05 per share)..............       --           --       (30,373)          --
  Purchase of Common Stock for Treasury..............       --       (1,185)           --           --
  Proceeds from Exercise of Stock Options............       --          385            --           --
  Currency Translation Adjustments...................       --           --            --         (212)
                                                          ----      -------      --------      -------
BALANCES, JUNE 30, 1996..............................      289       40,898       459,666         (348)
  Net Income (Unaudited).............................       --           --        57,946           --
  Cash Dividends Paid ($.81 per share) (Unaudited)...       --           --       (23,431)          --
  Purchase of Common Stock for Treasury
     (Unaudited).....................................       --         (550)           --           --
  Proceeds from Exercise of Stock Options
     (Unaudited).....................................       --          185            --           --
  Currency Translation Adjustments (Unaudited).......       --           --            --         (427)
                                                          ----      -------      --------      -------
BALANCES, MARCH 30, 1997 (Unaudited).................     $289      $40,533      $494,181      $  (775)
                                                          ====      =======      ========      =======


The accompanying notes to consolidated financial statements are an integral part of these statements.

                 BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                 YEAR ENDED                 NINE MONTHS ENDED
                                                       ------------------------------   -------------------------
                                                       JUNE 30,   JULY 2,    JULY 3,     MARCH 30,     MARCH 31,
                                                         1996       1995       1994        1997          1996
                                                       --------   --------   --------   -----------   -----------
                                                                                        (UNAUDITED)   (UNAUDITED)
Increase (Decrease) in Cash and Cash Equivalents
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income.........................................  $ 92,412   $104,805   $ 69,923     $  57,946     $  65,850
  Adjustments to Reconcile Net Income to Net Cash
    Provided By Operating Activities --
  Cumulative Effect of Accounting Changes, Net of
    Income Taxes.....................................        --         --     32,558            --            --
  Depreciation.......................................    43,032     44,445     42,950        32,278        31,704
  (Gain) Loss on Disposition of Plant and
    Equipment........................................     2,692      1,452        (96)        2,201         1,318
  Change in Operating Assets and Liabilities --
    (Increase) Decrease in Receivables...............   (25,230)    11,125      2,384      (157,059)     (179,194)
    (Increase) Decrease in Inventories...............     3,271    (62,753)   (11,605)      (19,992)       10,399
    (Increase) in Other Current Assets...............    (1,107)    (4,720)   (10,593)       (1,864)       (1,589)
    Increase (Decrease) in Accounts Payable, Accrued
      Liabilities and Income Taxes...................   (15,595)    (8,220)    38,132        66,999        45,780
  Other, Net.........................................    (4,979)     9,633      1,420       (10,486)       (5,468)
                                                       --------   --------   --------     ---------     ---------
         Net Cash Provided By (Used in) Operating
           Activities................................    94,496     95,767    165,073       (29,977)      (31,200)
                                                       --------   --------   --------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to Plant and Equipment...................   (77,746)  (131,034)   (40,804)      (52,423)      (65,341)
  Proceeds Received on Sale of Plant and Equipment...     1,069      2,055      7,268           163         1,006
  Sale of Short-Term Investments.....................        --         --     70,422            --            --
  Proceeds Received on Sale of Menomonee Falls,
    Wisconsin Facility...............................        --         --         --        15,981            --
  Decrease in Cash Due to Spin-Off of Lock
    Business.........................................        --       (174)        --            --            --
                                                       --------   --------   --------     ---------     ---------
         Net Cash Provided By (Used in) Investing
           Activities................................   (76,677)  (129,153)    36,886       (36,279)      (64,335)
                                                       --------   --------   --------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net Borrowings (Repayments) on Loans and Notes
    Payable..........................................    (6,481)    12,080      5,396         2,611         7,556
  Cash Dividends Paid................................   (30,373)   (28,348)   (26,034)      (23,431)      (22,563)
  Purchase of Common Stock for Treasury..............    (1,185)      (915)      (791)         (550)       (1,032)
  Proceeds from Exercise of Stock Options............       385        399        266           185           335
                                                       --------   --------   --------     ---------     ---------
         Net Cash (Used in) Financing Activities.....   (37,654)   (16,784)   (21,163)      (21,185)      (15,704)
                                                       --------   --------   --------     ---------     ---------
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON
  CASH AND CASH EQUIVALENTS..........................      (174)      (283)       804          (327)         (251)
                                                       --------   --------   --------     ---------     ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS........................................   (20,009)   (50,453)   181,600       (87,768)     (111,490)
CASH AND CASH EQUIVALENTS:
  Beginning of Period................................   170,648    221,101     39,501       150,639       170,648
                                                       --------   --------   --------     ---------     ---------
  End of Period......................................  $150,639   $170,648   $221,101     $  62,871     $  59,158
                                                       ========   ========   ========     =========     =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest Paid......................................  $ 10,137   $  8,501   $  8,997     $   7,051     $   7,905
                                                       ========   ========   ========     =========     =========
  Income Taxes Paid..................................  $ 48,865   $ 88,935   $ 77,748     $  17,766     $  15,795
                                                       ========   ========   ========     =========     =========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                         BRIGGS & STRATTON CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS:

     Briggs & Stratton Corporation (the Company) is a U.S. based producer of air cooled gasoline engines. These engines are sold primarily to original equipment manufacturers of lawn and garden equipment and other gasoline engine powered equipment worldwide.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest the last day of June in each year. Therefore, the 1996 and 1995 fiscal years were 52 weeks long and the 1994 fiscal year was 53 weeks long. All references to years relate to fiscal years rather than calendar years.

     Principles of Consolidation: The consolidated financial statements include the accounts of Briggs & Stratton Corporation and its wholly owned domestic and foreign subsidiaries after elimination of intercompany accounts and transactions.

     Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents: This caption includes cash and certificates of deposit. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of approximately 93% of total inventories at June 30, 1996 and at July 2, 1995 and 89% at July 3, 1994. The cost for the remaining portion of the inventories was determined using the first-in, first-out (FIFO) method. If the FIFO inventory valuation method had been used exclusively, inventories would have been $48,125,000, $43,582,000 and $42,268,000 higher in the respective years. The
LIFO inventory adjustment was determined on an overall basis, and accordingly, each class of inventory reflects an allocation based on the FIFO amounts.

     Plant and Equipment and Depreciation: Plant and equipment is stated at cost, and depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the assets.

     Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in other income.

     Investment Tax Credits: The Company follows the deferral method of accounting for the Federal investment tax credit. The credit, which was eliminated in 1986, has been recorded as an addition to accumulated depreciation and is being amortized over the estimated useful lives of the related assets via a reduction of depreciation expense.

     The amounts amortized into income in each of the three years were $672,000 in 1996, $759,000 in 1995 and $830,000 in 1994. During 1995, $217,000 was
eliminated in the spin-off, as described in subsequent footnotes. At the end of fiscal years 1996 and 1995, unamortized deferred investment tax credits aggregated $1,577,000 and $2,249,000, respectively.

     Income Taxes: The Provision for Income Taxes includes Federal, state and foreign income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement

                         BRIGGS & STRATTON CORPORATION
and tax bases of assets and liabilities. The Future Income Tax Benefits represent temporary differences relating to current assets and current liabilities and the Deferred Income Taxes represent temporary differences relating to noncurrent assets and liabilities.

     Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $12,737,000 in 1996, $13,112,000 in 1995 and $12,520,000 in 1994.

     Accrued Employee Benefits: The Company's life insurance program includes payment of a death benefit to beneficiaries of retired employees. The Company accrues for the estimated cost of these benefits over the estimated working life of the employee. Past service costs for all retired employees have been fully provided for. The Company also accrues for the estimated cost of supplemental retirement and death benefit agreements with executive officers.

     Accrued Postretirement Health Care Obligation: During the 1994 fiscal year, the Company adopted Financial Accounting Standard (FAS) No. 106 (Postretirement Benefits Other Than Pensions). This change and the amounts associated with it are more fully described in subsequent footnotes.

     Advertising Costs: Advertising costs, included in Engineering, Selling, General and Administrative Expenses on the accompanying Consolidated Statement of Income, are expensed as incurred. These expenses totaled $7,066,000 in 1996, $6,357,000 in 1995 and $5,411,000 in 1994.

     Foreign Currency Translation: Foreign currency balance sheet accounts are translated into United States dollars at the rates of exchange in effect at fiscal year end. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of shareholders' investment.

     Derivatives: Potential gains and losses on foreign currency hedges with controlled subsidiaries are carried on the balance sheet. Gains and losses related to all other hedges of anticipated transactions are deferred and recognized as adjustments of carrying amounts when the hedged transaction occurs.

     Start-Up Costs: It is the Company's policy to expense all start-up costs for new manufacturing plants. Under this policy, the Company expensed $11,660,000 in fiscal 1996 and $5,300,000 in fiscal 1995.

     Impairment of Assets: In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This new standard requires companies to assess the need for adjustment to carrying values of assets when an indicator of impairment is present. The Company adopted this standard during the 1996 fiscal year and determined that it has no impaired assets.


     Interim Period Financial Statements: In the opinion of management, the unaudited consolidated financial statements contain all adjustments, all of which are of a normal recurring nature, necessary to present fairly the financial position as of March 30, 1997, and the results of operations and cash flows for the nine months ended March 30, 1997 and March 31, 1996. Interim financial results are not necessarily indicative of operating results for the entire year.

                         BRIGGS & STRATTON CORPORATION

(3) INCOME TAXES:

     The provision for income taxes consists of the following (in thousands of dollars):

                                                      1996      1995      1994
                                                     -------   -------   -------
Current
  Federal..........................................  $46,448   $67,255   $62,795
  State............................................    7,768    10,644    10,482
  Foreign..........................................    1,654       873     2,059
                                                     -------   -------   -------
                                                      55,870    78,772    75,336
Deferred...........................................      770   (13,202)   (8,096)
                                                     -------   -------   -------
       Total.......................................  $56,640   $65,570   $67,240
                                                     =======   =======   =======

     A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:

                                                         1996       1995       1994
                                                         ----       ----       ----
U.S. Statutory Rate....................................  35.0%      35.0%      35.0%
State Taxes, Net of Federal Tax Benefit................   3.4%       3.5%       3.6%
Foreign Sales Corporation Tax Benefit..................   (.7)%      (.6)%      (.5)%
Other..................................................    .3%        .6%       1.5%
                                                         ----       ----       ----
Effective Tax Rate.....................................  38.0%      38.5%      39.6%
                                                         ====       ====       ====

     At the beginning of fiscal year 1994, the Company adopted FAS No. 109 (Accounting For Income Taxes) which required a change in the recording of deferred taxes. The former method emphasized provisions which were made in the income statement. The emphasis in the new method is on the balance sheet and requires that the amounts to be recorded are the amounts which will eventually be paid out. The adoption of this standard resulted in a cumulative adjustment which was recorded as income totaling $8,346,000 or $.29 per share.

     The components of deferred tax assets and liabilities at the end of the fiscal year were (in thousands of dollars):

                                                             1996       1995
                                                           --------   --------
Future Income Tax Benefits:
  Inventory..............................................  $  2,518   $  3,710
  Prepaid Expenses.......................................      (158)       167
  Payroll Related Accruals...............................     4,658      4,153
  Warranty Reserves......................................    10,240     11,838
  Other Accrued Liabilities..............................     8,453      8,255
  Miscellaneous..........................................     3,878      3,253
                                                           --------   --------
                                                           $ 29,589   $ 31,376
                                                           ========   ========

                         BRIGGS & STRATTON CORPORATION

                                                             1996       1995
                                                           --------   --------
Deferred Income Taxes:
  Difference Between Book and Tax Methods Applied to
     Maintenance and Supply Inventories..................  $  9,982   $  6,618
  Pension Cost...........................................    (1,679)       400
  Accumulated Depreciation...............................   (41,768)   (39,176)
  Accrued Employee Benefits..............................     7,232      6,469
  Postretirement Health Care Obligation..................    26,929     26,796
  Miscellaneous..........................................     2,187        759
                                                           --------   --------
                                                           $  2,883   $  1,866
                                                           ========   ========

     The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. These undistributed earnings amounted to approximately $5,200,000 at June 30, 1996. If these earnings were remitted to the U.S., they would be subject to U.S. income tax. However, this tax would be substantially less than the U.S. statutory income tax because of available foreign tax credits.

(4) INDUSTRY SEGMENTS:

     Certain information concerning the Company's industry segments is presented below (in thousands of dollars):

                                                             1995          1994
                                                          ----------    ----------
SALES --
  Engines & Parts.....................................    $1,276,264    $1,197,744
  Locks...............................................        63,413        87,773
                                                          ----------    ----------
                                                          $1,339,677    $1,285,517
                                                          ==========    ==========
INCOME FROM OPERATIONS --
  Engines & Parts.....................................    $  162,903    $  158,900
  Locks...............................................         6,863        12,845
                                                          ----------    ----------
                                                          $  169,766    $  171,745
                                                          ==========    ==========
ASSETS --
  Engines & Parts.....................................    $  798,493    $  467,561
  Locks...............................................            --        46,832
  Unallocated.........................................            --       262,962
                                                          ----------    ----------
                                                          $  798,493    $  777,355
                                                          ==========    ==========
DEPRECIATION EXPENSE --
  Engines & Parts.....................................    $   42,746    $   40,605
  Locks...............................................         1,699         2,345
                                                          ----------    ----------
                                                          $   44,445    $   42,950
                                                          ==========    ==========
EXPENDITURES FOR PLANT AND EQUIPMENT --
  Engines & Parts.....................................    $  124,604    $   37,398
  Locks...............................................         6,430         3,406
                                                          ----------    ----------
                                                          $  131,034    $   40,804
                                                          ==========    ==========

                         BRIGGS & STRATTON CORPORATION

     On February 27, 1995, the Company spun off its lock business to its shareholders in a tax-free distribution. This spin-off was accomplished by distributing shares in a newly created corporation on the basis of one share in the new corporation for each five shares of Briggs & Stratton Corporation stock held on February 16, 1995. The newly created corporation, STRATTEC SECURITY CORPORATION, is publicly traded. This distribution resulted in a charge of $40,966,000 against the retained earnings account and represented the total of the net assets transferred to STRATTEC. The financial statements of Briggs & Stratton Corporation have not been restated to deal with this distribution as a discontinued operation because the amounts were not material. Because of the spin-off, no industry segment data is being presented for 1996.

     The preceding Sales, Income From Operations, Depreciation Expense and Expenditures For Plant and Equipment reflect 1995 data for the lock business from the beginning of the fiscal year to the date of spin-off.

     Unallocated assets include cash and cash equivalents, short-term investments, future income tax benefits, prepaid pension costs and other assets.

     Export sales for fiscal 1996 were $323,747,000 (25% of total sales), for fiscal 1995 were $312,234,000 (23%) and for fiscal 1994 were $264,866,000 (21%).
These sales were principally to customers in European countries.

     In the fiscal years 1996, 1995 and 1994, there were sales to three major engine customers that exceeded 10% of total Company net sales. The sales to these customers are summarized below (in thousands of dollars and percent of total Company sales):

                                      1996                 1995                 1994
                                 ---------------      ---------------      ---------------
          CUSTOMER                SALES       %        SALES       %        SALES       %
          --------               --------    ---      --------    ---      --------    ---
  A..........................    $267,257    21%      $237,241    18%      $234,363    18%
  B..........................     177,314    14%       155,072    12%       148,091    12%
  C..........................     163,065    13%       189,916    14%       149,397    12%
                                 --------    ---      --------    ---      --------    ---
                                 $607,636    48%      $582,229    44%      $531,851    42%
                                 ========    ===      ========    ===      ========    ===

(5) INDEBTEDNESS:

     The Company had access to domestic lines of credit totaling $47,000,000 at June 30, 1996. These lines will remain available until cancelled by either party. They provide amounts for short-term use at the then prevailing rate. There are no significant compensating balance requirements and no borrowings at June 30, 1996 using these lines of credit.

     The following data relates to domestic notes payable:

                                                             1996          1995
                                                          ----------    ----------
Balance at Fiscal Year End............................    $5,000,000    $6,750,000
Weighted Average Interest Rate at Fiscal Year End.....         6.10%         5.00%

     The lines of credit available to the Company in foreign countries are in connection with short-term borrowings and bank overdrafts used in the normal course of business. These amounts total $18,500,000, expire at various times through November, 1997 and are renewable. None of these arrangements had material commitment fees or compensating balance requirements.

     The following information relates to the foreign loans:

                                                           1996           1995
                                                        -----------    -----------
Balance at Fiscal Year End..........................    $14,922,000    $19,653,000
Weighted Average Interest Rate at Fiscal Year End...          4.60%          5.80%

                         BRIGGS & STRATTON CORPORATION

     The Company's long-term debt consists of 9.21% Senior Notes due June 15, 2001. Payments on these notes are due in five equal annual installments beginning in 1997. The notes include covenants that limit total borrowings, require maintenance of $200,000,000 minimum net worth and set certain restrictions on the sale or collateralizing of the Company's assets.

(6) OTHER INCOME (EXPENSE):

     The components of other income (expense) are (in thousands of dollars):

                                                        1996       1995       1994
                                                       -------    -------    -------
Interest Income....................................    $ 4,477    $ 6,840    $ 3,527
Gain on Sale of German Land and Buildings..........         --         --      2,819
Loss on the Disposition of Plant and Equipment.....     (2,692)    (1,452)    (2,723)
Income From Joint Ventures.........................      2,957      2,842      2,307
Other Items........................................        970        959      1,043
                                                       -------    -------    -------
     Total.........................................    $ 5,712    $ 9,189    $ 6,973
                                                       =======    =======    =======

(7) COMMITMENTS AND CONTINGENCIES:

     The Company is a 50% guarantor on bank loans of two unconsolidated joint ventures. One is in Japan for the manufacture of engines and the second in the United States for the manufacture of parts. These bank loans totaled approximately $13,000,000 at the end of fiscal 1996.

     Product and general liability claims arise against the Company from time to time in the ordinary course of business. The Company is self-insured for future claims up to $1 million per claim. Accordingly, a reserve is maintained for the estimated costs of such claims. At June 30, 1996, the reserve for product and general liability claims was $6.5 million based on available information. There is inherent uncertainty as to the eventual resolution of unsettled claims. The Company, however, believes that any losses in excess of established reserves will not have a material adverse effect on the Company's financial position or results of operations.

     The Company has no material commitments for materials or capital expenditures at June 30, 1996.

(8) STOCK OPTIONS:

     In 1990, shareholders approved the Stock Incentive Plan under which 400,000 shares of the Company's common stock were reserved for issuance. In fiscal 1994, shareholders approved an additional 1,250,000 shares for issuance under the Plan, bringing the total shares reserved for issuance to 1,650,000. In fiscal 1995, pursuant to the terms of the Plan, the number of shares reserved for issuance was adjusted to 3,361,935 to reflect the two-for-one stock split and the spin-off of its lock business.

                         BRIGGS & STRATTON CORPORATION

     Information on the options outstanding is as follows:

                                                    OPTIONS OUTSTANDING IN NUMBER OF
                                                           COMMON STOCK SHARES
                                                    ---------------------------------
                                                      1996         1995        1994
                                                    ---------    ---------    -------
Balance, Beginning of Year......................    1,169,620      606,864    390,184
Granted During the Year --
  1994 at $48.369...............................           --           --    253,420
  1995 at $45.854...............................           --      552,000         --
  1996 at $49.080...............................      600,000           --         --
Increase Due to Spin-off........................           --       83,843         --
Exercised During the Year.......................      (65,089)     (43,827)   (19,000)
Terminated During the Year......................           --      (29,260)   (17,740)
                                                    ---------    ---------    -------
Balance, End of Year............................    1,704,531    1,169,620    606,864
                                                    =========    =========    =======

                                 GRANT SUMMARY

                                                                        OPTIONS     EXPIRATION
    FISCAL YEAR   GRANT DATE   EXERCISE PRICE(A)   DATE EXERCISABLE   OUTSTANDING      DATE
    -----------   ----------   -----------------   ----------------   -----------   ----------
       1990       2-20-90           $13.014         50%, 1-1-94;          6,782     2-19-00
                                                    50%, 1-1-95
       1991       2-19-91            14.524         50%, 1-1-95;         90,613     2-18-01
                                                    50%, 1-1-96
       1992       5-18-92            21.525         50%, 1-1-96;        181,546     5-17-02
                                                    50%, 1-1-97
       1994       8-16-93            48.369           8-16-96           258,085     8-16-98
       1995       8-12-94            45.854           8-12-97           567,505     8-12-99
       1996        8-7-95            49.080            8-7-98           600,000      8-7-00

     There were no options granted in fiscal 1993.

     (a) Exercise prices have been adjusted as appropriate to reflect a two-for-one stock split and the spin-off of the Company's lock business.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation." This standard establishes financial accounting and reporting standards for stock-based employee compensation. The Company plans to adopt the pro forma disclosure requirements of the statement, and will continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25, as allowed by the new standard. This disclosure will be effective for the fiscal 1997 financial statements.

(9) SHAREHOLDER RIGHTS PLAN:

     On August 6, 1996, the Board of Directors declared a dividend distribution of one common stock purchase right (a "right") for each share of the Company's common stock outstanding on August 19, 1996. Each right would entitle shareowners to buy one-half of one share of the Company's common stock at an exercise price of $160.00 per full common share, subject to adjustment. The rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 15 percent or more of the outstanding shares of common stock. The rights expire on August 19, 2006, unless redeemed or exchanged by the Company earlier. Rights granted under a previous plan expired July 1, 1996.

                         BRIGGS & STRATTON CORPORATION

(10) RETIREMENT PLANS AND POSTRETIREMENT COSTS:

     The Company has noncontributory, defined benefit retirement plans covering most Wisconsin employees. The following tables summarize the plans' income and expense, actuarial assumptions, and funded status for the three years indicated (dollars in thousands):

                                               QUALIFIED PLANS                  SUPPLEMENTAL PLANS
                                      ---------------------------------    -----------------------------
                                        1996         1995        1994       1996       1995       1994
                                      ---------    --------    --------    -------    -------    -------
INCOME AND EXPENSE:
Service Cost-Benefits Earned
  During the Year.................    $  13,143    $ 15,098    $ 13,079    $   456    $   453    $   296
Interest Cost on Projected Benefit
  Obligation......................       41,722      39,877      36,408        926        904        706
Actual Return on Plan Assets......     (104,872)    (89,941)     (7,152)        (9)        (3)        (3)
Net Amortization, Deferral and
  Windows.........................       51,830      37,078     (42,978)       462        333        380
                                      ---------    --------    --------    -------    -------    -------
Net Periodic Pension Expense
  (Income)........................    $   1,823    $  2,112    $   (643)   $ 1,835    $ 1,687    $ 1,379
                                      =========    ========    ========    =======    =======    =======
ACTUARIAL ASSUMPTIONS:
Discount Rate Used to Determine
  Present Value of Projected
  Benefit Obligation..............        7.75%       7.75%       7.75%      7.75%      7.75%      7.75%
Expected Rate of Future
  Compensation Level Increases....         5.5%        5.5%        5.5%       5.5%       5.5%       5.5%
Expected Long-Term Rate of Return
  on Plan Assets..................         9.0%        9.0%        9.0%       9.0%       9.0%       9.0%
FUNDED STATUS:
Actuarial Present Value of Benefit
  Obligations:
  Vested..........................    $ 413,035    $389,117    $359,383    $ 8,286    $ 7,991    $ 6,560
  Non-Vested......................       34,268      36,144      34,382         21          6         23
                                      ---------    --------    --------    -------    -------    -------
Accumulated Benefit Obligation....      447,303     425,261     393,765      8,307      7,997      6,583
Effect of Projected Future Wage
  and Salary Increases............      120,083     124,651     112,771      4,766      4,679      3,267
                                      ---------    --------    --------    -------    -------    -------
Projected Benefit Obligation......      567,386     549,912     506,536     13,073     12,676      9,850
Plan Assets at Fair Market
  Value...........................      681,819     609,385     560,585        126        100        103
                                      ---------    --------    --------    -------    -------    -------
Plan Assets in Excess of (Less
  Than) Projected Benefit
  Obligation......................      114,433      59,473      54,049    (12,947)   (12,576)    (9,747)
Remaining Unrecognized Net
  Obligation (Asset) Arising from
  the Initial Application of SFAS
  No. 87..........................      (31,321)    (36,902)    (43,776)       179        258        336
Unrecognized Net Loss (Gain)......      (75,983)    (21,992)       (502)     4,494      5,277      3,416
Unrecognized Prior Service Cost...       (2,447)     (2,185)     (1,090)     1,029      1,102      1,176
                                      ---------    --------    --------    -------    -------    -------
Prepaid (Accrued) Pension Cost....    $   4,682    $ (1,606)   $  8,681    $(7,245)   $(5,939)   $(4,819)
                                      =========    ========    ========    =======    =======    =======

     As part of the spin-off of the lock business as described in Note 4, the Company's pension trust transferred $15,872,000 in plan assets to STRATTEC SECURITY CORPORATION in 1995. This resulted in an increase of $5,000,000 in the prepaid pension cost account due to the Company transferring certain benefit obligations and unrecognized amounts.

                         BRIGGS & STRATTON CORPORATION

     The Company offered early retirement windows to certain of its Milwaukee union members during the 1995 fiscal year. As a result, $13,806,000 was added to pension expense and $5,253,000 was added to postretirement health care expense in the fourth quarter of the 1995 fiscal year. When the retirements were scheduled to occur in the first fiscal quarter of 1996, a number of these union members canceled their acceptance, and thus credits totaling $3,477,000 were recorded as a change in the original accounting estimate.

     During fiscal 1996, the defined benefit pension plan which covered employees at two of the Company's plants was terminated and replaced by a defined contribution retirement plan that includes most U.S. non-Wisconsin employees. The impact of the termination was not material. Under the new plan, the Company will make a contribution on behalf of covered employees equal to 2% of each participant's gross income, as defined. For the portion of fiscal 1996 in which the plan was in effect, the cost to the Company was $757,000.

     Most U.S. employees of the Company may participate in a salary reduction deferred compensation retirement plan. The Company makes matching contributions of $.50 for every $1.00 deferred by a participant to a maximum of 1 1/2% or 3% of each participant's salary, depending upon the participant's group. Company contributions totaled $2,825,000 in 1996, $1,756,000 in 1995 and $1,630,000 in
1994.

     At the beginning of fiscal year 1994, the Company adopted two Financial Accounting Standards as follows:

FAS 106 -- Postretirement Benefits Other Than Pensions --

     This standard requires that the Company record the expected cost of health care and life insurance benefits during the years that the employees render service -- a significant change from the preceding method which recognized health care benefits on a cash basis. Postretirement life insurance benefits were previously being accounted for in a manner substantially emulating the new standards, so no adjustment was necessary. The cumulative effect of this change in accounting for postretirement health care benefits was a charge totaling $65,954,000 on a before tax basis or $40,232,000 on an after tax basis ($1.39 per share).

     For measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered health care claims was assumed for the years 1995 through 1997, decreasing gradually to 6% for the year 2007. The health care cost trend rate assumption has a significant effect on the amounts reported. The rates, if increased by one percentage point, would add $7,172,000 to the accumulated postretirement benefit and $846,000 to the service and interest cost for the year.

     The discount rate used in determining the accumulated postretirement benefit obligations was 7.75% compounded annually. Both the health care and life insurance plans are unfunded.

                         BRIGGS & STRATTON CORPORATION

     The components of the accumulated postretirement benefit obligations were (in thousands of dollars):

                                                                  HEALTH CARE
                                                               ------------------
                                                                1996       1995
                                                               -------    -------
Retirees...................................................    $33,044    $33,801
Fully Eligible Plan Participants...........................      4,077      4,990
Other Active Participants..................................     32,628     34,616
                                                               -------    -------
                                                               $69,749    $73,407
Unrecognized Net Obligation................................         --         --
Unrecognized Gain..........................................      4,000         --
                                                               -------    -------
                                                               $73,749    $73,407
Less Current Portion.......................................      4,700      4,700
                                                               -------    -------
                                                               $69,049    $68,707
                                                               =======    =======

                                                                 LIFE INSURANCE
                                                               ------------------
                                                                1996       1995
                                                               -------    -------
Retirees...................................................    $ 8,840    $ 8,553
Fully Eligible Plan Participants...........................      2,226      1,453
Other Active Participants..................................      1,736      1,588
                                                               -------    -------
                                                               $12,802    $11,594
Unrecognized Net Obligation................................       (553)      (600)
Unrecognized Prior Service Cost............................       (898)        --
Unrecognized Loss..........................................       (908)    (1,096)
                                                               -------    -------
                                                               $10,443    $ 9,898
Less Current Portion.......................................         --         --
                                                               -------    -------
                                                               $10,443    $ 9,898
                                                               =======    =======

     The current portion of the health care component above represents the benefits expected to be paid within the next twelve months and is included in the caption Accrued Liabilities in the accompanying balance sheet. The net health care balance has its own caption in this balance sheet. The life insurance component is included in the caption Accrued Employee Benefits.

                         BRIGGS & STRATTON CORPORATION

     The net periodic postretirement costs recorded were (in thousands of dollars):

                                                                  HEALTH CARE
                                                                ----------------
                                                                 1996      1995
                                                                ------    ------
Service Cost-Benefits Attributed to Service During the
  Year......................................................    $1,596    $1,680
Interest Cost on Accumulated Benefit Obligation.............     5,480     5,150
Other.......................................................       (91)       --
                                                                ------    ------
                                                                $6,985    $6,830
                                                                ======    ======

                                                                 LIFE INSURANCE
                                                                ----------------
                                                                 1996      1995
                                                                ------    ------
Service Cost-Benefits Attributed to Service During the
  Year......................................................    $   90    $   73
Interest Cost on Accumulated Benefit Obligation.............       947       801
Other.......................................................       118        47
                                                                ------    ------
                                                                $1,155    $  921
                                                                ======    ======

FAS 112 -- Postemployment Benefits --

     This standard was also adopted in fiscal 1994 and required that the Company record the expected cost of postemployment benefits (not to be confused with the postretirement benefits described in the preceding paragraphs), also over the years that employees render service. These benefits are substantially smaller amounts because they apply only to employees who permanently terminate employment prior to retirement. The cumulative effect of this change was a charge totaling $1,102,000 or $672,000 after taxes ($.02 per share). There will be no significant increase in the annual costs of these plans.

     The items included in this amount are disability payments, life insurance and medical benefits, and these amounts are also discounted using a 7.75% interest rate.

     The balance in this reserve at the end of fiscal 1996 was $1,245,000 and at the end of fiscal 1995 was $1,106,000. Both were included in the caption Accrued Employee Benefits in the accompanying balance sheets.

(11) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and Cash Equivalents, Domestic Notes Payable and Foreign Loans: The carrying amount approximates fair value because of the short maturity of those instruments.

     Long-Term Debt: The fair value of the Company's long-term debt is estimated based on quotations made on similar issues.

                         BRIGGS & STRATTON CORPORATION

     The estimated fair values of the Company's financial instruments are as follows (in thousands of dollars):

                                                                     1996
                                                             --------------------
                                                             CARRYING      FAIR
                                                              AMOUNT      VALUE
                                                             --------    --------
Cash and Cash Equivalents................................    $150,639    $150,639
Domestic Notes Payable...................................       5,000       5,000
Foreign Loans............................................      14,922      14,922
Long-Term Debt, Including Current Maturities.............    $ 75,000    $ 77,365

                                                                     1995
                                                             --------------------
                                                             CARRYING      FAIR
                                                              AMOUNT      VALUE
                                                             --------    --------
Cash and Cash Equivalents................................    $170,648    $170,648
Domestic Notes Payable...................................       6,750       6,750
Foreign Loans............................................      19,653      19,653
Long-Term Debt...........................................    $ 75,000    $ 81,500

(12) STOCK SPLIT:

     On October 19, 1994, shareholders approved a doubling of the authorized shares of common stock to 60,000,000. This allowed the Company to effect a 2-for-1 stock split previously authorized by the Board of Directors. The distribution on November 14, 1994 increased the number of shares outstanding from 14,463,500 to 28,927,000. The amount of $144,000 was transferred from the additional paid-in capital account to the common stock account to record this distribution. All per share amounts in this report have been restated to reflect this stock split.

(13) FOREIGN EXCHANGE RISK MANAGEMENT:

     The Company enters into forward exchange contracts to hedge purchase and sale commitments denominated in foreign currencies. The term of these currency derivatives never exceeds one year and the purpose is to protect the Company from the risk that the eventual dollars being transferred will be adversely affected by changes in exchange rates.

     The Company has forward foreign currency exchange contracts to purchase 4.8 billion Japanese yen for $46 million through June, 1997. These contracts are used to hedge the commitments to purchase engines from the Company's Japanese joint venture and accordingly any gain or loss has been deferred at the end of the 1996 fiscal year. The amount deferred was a loss of approximately $2.3 million.

     The Company's foreign subsidiaries have the following forward currency contracts outstanding at the end of fiscal 1996:

                                                                               LATEST
                                                    LOCAL       U.S.         EXPIRATION
                   CURRENCY                        CURRENCY    DOLLARS          DATE
                   --------                        --------    -------       ----------
                                                                (IN MILLIONS)
German Deutschemarks...........................      1.9         1.3         July, 1996
Canadian Dollars...............................      4.8         3.5         June, 1997

     There are no significant gains or losses included in the above amounts.

                         BRIGGS & STRATTON CORPORATION

(14) QUARTERLY FINANCIAL DATA (UNAUDITED):


                                                                              NET
                   QUARTER                           NET         GROSS       INCOME
                    ENDED                           SALES        PROFIT      (LOSS)
                   -------                          -----        ------      ------
                                                      (IN THOUSANDS OF DOLLARS)
FISCAL 1997
September.....................................    $  161,731    $ 17,969    $ (5,262)
December......................................       299,664      56,857      16,694
March.........................................       475,955     107,119      46,514
                                                  ----------    --------    --------
     Nine Month Total.........................    $  937,350    $181,945    $ 57,946
                                                  ==========    ========    ========
FISCAL 1996
September.....................................    $  189,477    $ 19,141    $ (3,300)
December......................................       329,357      65,763      23,924
March.........................................       460,201     104,082      45,226
June..........................................       307,994      72,762      26,562
                                                  ----------    --------    --------
     Total....................................    $1,287,029    $261,748    $ 92,412
                                                  ==========    ========    ========
FISCAL 1995
September.....................................    $  227,845    $ 39,799    $ 11,424
December......................................       366,717      83,524      33,713
March.........................................       450,163     105,438      47,331
June..........................................       294,952      42,857      12,337
                                                  ----------    --------    --------
     Total....................................    $1,339,677    $271,618    $104,805
                                                  ==========    ========    ========


(15) SUBSEQUENT EVENT (UNAUDITED):

     The sale of the Company's Menomonee Falls, Wisconsin facility for approximately $16.0 million was completed on September 30, 1996. The provisions of the contract state that the Company will continue to own and occupy the warehouse portion of the facility for a period of up to ten years (the "Reservation Period"). The contract also contains a buyout clause, at the buyer's option and under certain circumstances, of the remaining Reservation Period. Under the provisions of Statement of Financial Accounting Standard No. 66 "Accounting for Sales of Real Estate," the Company is required to account for this as a financing transaction as the Company continues to have substantial involvement with the facility during the Reservation Period or until the buyout option is exercised. Under this method, the cash received is reflected as a deferred liability, and the assets and the accumulated depreciation remain on the Company's books. Depreciation expense continues to be recorded each period, and imputed interest expense is also recorded and added to the deferred liability. Offsetting this is the imputed fair value lease income on the non-Company occupied portion of the building. A pretax gain, which will be recognized at the earlier of the exercise of the buyout option or the expiration of the Reservation Period, is estimated to be $10 million to $12 million. The annual cost of operating the warehouse portion of the facility is not material.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Briggs & Stratton Corporation:

     We have audited the accompanying consolidated balance sheets of Briggs & Stratton Corporation (a Wisconsin corporation) and subsidiaries as of June 30, 1996 and July 2, 1995, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briggs & Stratton Corporation and subsidiaries as of June 30, 1996 and July 2, 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

     As discussed in Notes 3 and 10 to the consolidated financial statements, effective at the beginning of the 1994 fiscal year, the Company changed its methods of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
August 7, 1996.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED MAY 22, 1997


PROSPECTUS

                         BRIGGS & STRATTON CORPORATION
                                  $175,000,000
                                DEBT SECURITIES
                         ------------------------------
        Briggs & Stratton Corporation, a Wisconsin corporation (the "Company"), intends from time to time to issue its unsecured and unsubordinated debt securities (the "Securities") from which the Company will receive up to an aggregate amount of $175,000,000 in proceeds (or its equivalent in foreign currencies or currency units). The Securities will be offered for sale in amounts, at prices and on terms to be determined when an agreement to sell is made or at the time of sale, as the case may be. The Securities may be sold for U.S. dollars, foreign denominated currency or European Currency Units ("ECUs"), and principal of and any interest on the Securities may likewise be payable in U.S. dollars, foreign denominated currency or ECUs. For each issue of Securities in respect of which this Prospectus is being delivered (the "Offered Securities"), there is an accompanying Prospectus Supplement (the "Prospectus Supplement") that sets forth the title, designation, aggregate principal amount, designated currency or currency units, rate (which may be fixed or variable) or method of calculation of interest and dates for payment thereof, maturity, priority, premium, if any, authorized denominations, initial price, any redemption or prepayment rights at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price, the form of the Securities (which may be in registered or permanent global form) and other special terms of the Offered Securities, together with the terms of the offering of the Offered Securities and the net proceeds to the Company from the sale thereof.

     The Securities will be sold directly, through agents designated from time to time, through underwriters or dealers, or through a combination of those methods of sale. If any agents of the Company or any underwriters are involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions and discounts are set forth in the Prospectus Supplement.

                         ------------------------------

   THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                         ------------------------------

         The date of this Prospectus is                          , 1997

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES TO ANY PERSON IN ANY JURISDICTION TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The common stock of the Company is listed on the New York Stock Exchange and reports, proxy statements and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such information may also be accessed electronically by means of the Commission's home page on the World Wide Web located at http://www.sec.gov.

     This Prospectus constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Securities.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company under the Exchange Act with the Commission are incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996;


          (2) The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended September 29, 1996, December 29, 1996 and March 30, 1997; and



          (3) The Company's Current Reports on Form 8-K dated August 7, 1996 and April 16, 1997.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, upon the written or oral request by any person to whom this Prospectus is delivered, a copy of any or all of the documents incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to: Robert H. Eldridge, Executive Vice President and Chief Financial Officer, Secretary -- Treasurer, Briggs & Stratton Corporation, P.O. Box 702, Milwaukee, Wisconsin 53201-0702 (telephone (414) 259-5333).

                                  THE COMPANY

     The Company is the world's largest producer of air cooled gasoline engines for outdoor power equipment. The Company designs, manufactures, markets and services these products for original equipment manufacturers worldwide. These engines are aluminum alloy gasoline engines ranging from 3 through 25 horsepower. The Company's engines are primarily used in a variety of lawn and garden applications, including walk-behind lawn mowers, riding lawn mowers and tillers. The Company's engines are also used in many commercial products for both industrial and consumer applications, including generators, pumps and compressors.

     The Company also manufactures replacement engines and service parts, and sells them to central sales and service distributors. These distributors supply service parts and replacement engines directly to approximately 30,000 independently owned authorized service dealers throughout the world. These distributors and service dealers implement the Company's commitment to reliability and service.

                                USE OF PROCEEDS

     Except as otherwise set forth in the Prospectus Supplement relating to the Offered Securities, the net proceeds to be received by the Company from the sale of the Securities will be used for general corporate purposes, including repayment of indebtedness, expansion of existing businesses and investments in related business opportunities as they may arise. Pending such use, the net proceeds may be temporarily invested in short-term instruments.

                           DESCRIPTION OF SECURITIES


     The Securities are to be issued under an Indenture (the "Indenture") between the Company and Bank One, N.A., as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, such Sections or defined terms are incorporated herein by reference.


     The following sets forth certain general terms and provisions of the Securities offered hereby. The particular terms of the Securities offered by any Prospectus Supplement (the "Offered Securities") will be described in the Prospectus Supplement relating to such Offered Securities (the "Applicable Prospectus Supplement").

GENERAL

     The Indenture does not limit the amount of Securities that may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series. The Securities will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated obligations of the Company.

     Unless otherwise indicated in the Applicable Prospectus Supplement, principal of, premium, if any, and interest on the Securities will be payable, and the transfer of Securities will be registrable, at the office or agency to be maintained by the Company in New York, New York, and at any other office or agency maintained by the Company for such purpose. The Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the Applicable Prospectus Supplement, in denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

     The Applicable Prospectus Supplement will describe the following terms of the Offered Securities: (1) the title of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the Person to whom any interest on the Offered Securities shall be payable, if other than the person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of the Offered Securities is payable; (5) the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for the interest payable on any Interest Payment Date; (6) the place or places where the principal of and any premium and interest on the Offered Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem, purchase or repay the Offered Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities will be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation; (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Securities will be issuable; (10) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Securities will be payable if other than the currency of the United States of America; (11) if the amount of payments of principal of or any premium or interest on any Offered Securities may be determined with reference to an index or formula, the manner in which such amounts will be determined; (12) if the principal of or any premium or interest on any Offered Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Offered Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Securities as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made; (13) the applicability, if any, of the provisions described under "Defeasance and Covenant Defeasance;" (14) whether the Offered Securities will be issuable, in whole or in part, in the form of one or more Book-Entry Securities as described under "Book-Entry Securities," and, in such case, the depository appointed by the Company or its nominee with respect to the Offered Securities and the circumstances under which the Book-Entry Security may be registered for transfer or exchange or authenticated and delivered in the name of a Person other than the Depository or its nominee; (15) if other than the principal amount thereof, the portion of the principal amount of the Offered Securities which will be payable upon declaration of acceleration of the Maturity thereof; and (16) any other terms of the Offered Securities.

     The Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to Original Issue Discount Securities and any Securities treated as having been issued with original issue discount for federal income tax purposes will be described in the Applicable Prospectus Supplement. "Original Issue Discount Securities" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture does not contain covenants or other provisions designed to afford holders of the Securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

BOOK-ENTRY SECURITIES

     Unless otherwise provided in the Prospectus Supplement, the Securities will be represented by one or more certificates (the "Global Securities"). The Global Security representing Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), or other successor depository appointed by the Company (DTC or such other depository being the "Depository") and registered in the name of the Depository or its nominee. Unless otherwise provided in the Prospectus Supplement, Securities will not be issued in definitive form. If the aggregate principal amount of any issue exceeds $200 million, one certificate will be issued with respect to each $200 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such issue.


     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Commission.


     Upon the issuance by the Company of Securities represented by a Global Security, purchases of Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Securities on DTC's records. The ownership interest of each actual purchaser of each Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Securities, except in the event that use of the book-entry system for the Securities is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security.

     So long as the Depository for the Global Security, or its nominee, is the registered owner of the Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in Securities represented by the Global Security will not be entitled to have Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     To facilitate subsequent transfers, all Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).


     Payments of principal of, premium, if any, and interest on the Securities represented by the Global Security registered in the name of DTC or its nominee will be made by the Company through the Trustee under the Indenture or a paying agent (the "Paying Agent"), which may also be the Trustee under the Indenture, to DTC or its nominee, as the case may be, as the registered owner of the Global Security. Neither the Company, the Trustee, nor the Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.



     The Company has been advised that DTC, upon receipt of any payment of principal, premium, if any, and interest in respect of a Global Security, will credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.


     If the Depository with respect to a Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for the Securities represented by such Global Security.

     The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CERTAIN COVENANTS OF THE COMPANY


     Restrictions on Secured Funded Debt. The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, incur, issue, assume, guarantee or create any Secured Funded Debt, without effectively providing concurrently with the incurrence, issuance, assumption, guaranty or creation of any such Secured Funded Debt that the Outstanding Securities (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the Outstanding Securities) will be secured equally and ratably with (or prior to) such Secured Funded Debt, so long as such Secured Funded Debt will be secured by a Lien, unless, after giving effect thereto, the sum of the aggregate amount of all outstanding Secured Funded Debt of the Company and its Restricted Subsidiaries together with all Attributable Debt in respect of sale and leaseback transactions relating to a Principal Property (with the exception of Attributable Debt which is excluded pursuant to clauses
(1) to (6) described under "Limitations on Sales and Leasebacks" below), would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from Secured Funded Debt in any computation under this restriction, Funded Debt secured by: (1) Liens on property, shares of capital stock or indebtedness of any corporation existing at the time such corporation becomes a Subsidiary; (2) Liens on property, shares of capital stock or indebtedness existing at the time of acquisition thereof or incurred within 180 days of the time of acquisition thereof (including, without limitation, acquisition through merger or consolidation) by the Company or any Restricted Subsidiary; (3) Liens on property, shares of capital stock or indebtedness thereafter acquired (or constructed) by the Company or any Restricted Subsidiary and created prior to, at the time of, or within 270 days after such acquisition (including, without limitation, acquisition through merger or consolidation) (or the completion of such construction or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of all or any part of the purchase price (or the construction price)
thereof; (4) Liens in favor of the Company or any Restricted Subsidiary; (5) Liens in favor of the United States of America, any State thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure partial, progress, advance or other payments pursuant to any contract or provisions of any statute; (6) Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from Federal income taxation pursuant to Section 103(b) of the Internal Revenue Code; (7) Liens securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, the obtaining of advances or credit or the securing of Funded Debt, if made and continuing in the ordinary course of business; (8) Liens incurred (no matter when created) in connection with the Company's or a Restricted Subsidiary's engaging in leveraged or single-investor lease transactions; provided, however, that the instrument creating or evidencing any borrowings secured by such Lien will provide that such borrowings are payable solely out of the income and proceeds of the property subject to such Lien and are not a general obligation of the Company or such Restricted Subsidiary; (9) Liens under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits of cash or obligations of the United States of America to secure surety and appeal bonds to which the Company or any Restricted Subsidiary is a party or in lieu of such bonds, or pledges or deposits for similar purposes in the ordinary course of business, or Liens imposed by law, such as laborers' or other employees', carriers', warehousemen's, mechanics', materialmen's and vendors' Liens, and Liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, or Liens for taxes not yet subject to penalties for nonpayment or the amount or validity of which is being in good faith contested by appropriate proceedings by the Company or any Restricted Subsidiary, as the case may be, or minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions or Liens as to the use of real properties, which Liens, exceptions, encumbrances, easements, reservations, rights and restrictions do not, in the opinion of the Company, in the aggregate materially detract from the value of said properties or materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries; (10) Liens incurred to finance all or any portion of the cost of construction, alteration or repair of any Principal Property and improvements thereto created prior to or within 270 days after completion of such construction, alteration or repair; (11) Liens outstanding on the date of the Indenture; or (12) any extension, renewal, refunding or replacement of the foregoing.

     "Attributable Debt" means, as to any particular lease under which either the Company or any Restricted Subsidiary is at the time liable as lessee for a term of more than 12 months and at any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted from the respective due dates thereof to such determination date at a rate per annum equivalent to the greater of (a) the weighted-average Yield to Maturity (as defined in the Indenture) of the Outstanding Securities, such average being weighted by the principal amount of the Outstanding Securities of each series or, in the case of Original Issue Discount Securities (as defined in the Indenture), such amount to be the principal amount of such outstanding Original Issue Discount Securities that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof pursuant to the Indenture and (b) the interest rate inherent in such lease (as determined in good faith by the Company), both to be compounded semi-annually.

     "Consolidated Net Tangible Assets" means, at any date, the total assets appearing on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries as at the end of the fiscal quarter of the Company ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, less (a) all current liabilities (due within one year) as shown on such balance sheet, (b) applicable reserves, (c) investments in and advances to Unrestricted Subsidiaries that are consolidated on the consolidated balance sheet of the Company and its Subsidiaries, and (d) Intangible Assets and liabilities relating thereto.

     "Funded Debt" means (i) any indebtedness of the Company or a Restricted Subsidiary maturing more than 12 months after the time of computation thereof,
(ii) guarantees of Funded Debt or of dividends of others (except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business), (iii) in the case of any Restricted Subsidiary, all preferred stock having mandatory redemption provisions of such Restricted Subsidiary as reflected on such Restricted Subsidiary's balance sheet prepared in accordance with U.S. generally accepted accounting principles, and (iv) all Capital Lease Obligations (as defined in the Indenture).

     "Indebtedness" means, at any date, without duplication, (i) all obligations for borrowed money of the Company or a Restricted Subsidiary or any other indebtedness of the Company or a Restricted Subsidiary, evidenced by bonds, debentures, notes or other similar instruments, and (ii) Funded Debt.

     "Intangible Assets" means, at any date, the value (net of any applicable reserves), as shown on or reflected in the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries as at the end of the fiscal quarter of the Company ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, of: (i) all trade names, trademarks, licenses, patents, copyrights, service marks, goodwill and other like intangibles; (ii) organizational and development costs;
(iii) deferred charges (other than prepaid items, such as insurance, taxes, interest, commissions, rents, pensions, compensation and similar items and tangible assets being amortized); and (iv) unamortized debt discount and expense, less unamortized premium.

     "Liens" means such pledges, mortgages, security interests and other liens on any Principal Property of the Company or a Restricted Subsidiary which secure Secured Funded Debt.

     "Principal Property" means any manufacturing plant or foundry located in the United States of America and owned and operated by the Company or any Restricted Subsidiary on or after the date hereof, and any manufacturing equipment (as defined in the Indenture) owned by the Company or any Restricted Subsidiary on or after the date hereof in such manufacturing plant.

     "Restricted Subsidiary" means each Subsidiary other than Unrestricted Subsidiaries.

     "Secured Funded Debt" means Funded Debt which is secured by any pledge of, or mortgage, security interest or other lien on any (i) Principal Property (whether owned on the date of the Indenture or thereafter acquired or created),
(ii) shares of stock owned by the Company or a Subsidiary in a Restricted Subsidiary or (iii) indebtedness of a Restricted Subsidiary.

     "Subsidiary" means any corporation of which at least a majority of the outstanding stock, which under ordinary circumstances (not dependent upon the happening of a contingency) has voting power to elect a majority of the board of directors of such corporation (or similar management body), is owned directly or indirectly by the Company or by one or more Subsidiaries of the Company, or by the Company and one or more Subsidiaries.

     "Unrestricted Subsidiary" means Subsidiaries designated as Unrestricted Subsidiaries from time to time by the Board of Directors of the Company; provided, however, that the Board of Directors of the Company (i) will not designate as an Unrestricted Subsidiary any Subsidiary of the Company that owns any Principal Property or any stock of a Restricted Subsidiary, (ii) will not continue the designation of any Subsidiary of the Company as an Unrestricted Subsidiary at any time that such Subsidiary owns any Principal Property, and
(iii) will not, nor will it cause or permit any Restricted Subsidiary to, transfer or otherwise dispose of any Principal Property to any Unrestricted Subsidiary (unless such Unrestricted Subsidiary will in connection therewith be redesignated as a Restricted Subsidiary and any pledge, mortgage, security interest or other lien arising in connection with any Indebtedness of such Unrestricted Subsidiary so redesignated does not extend to such Principal Property (unless the existence of such pledge, mortgage, security interest or other lien would otherwise be permitted under the Indenture)).

     Limitation on Sales and Leasebacks. The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property of the Company or any Restricted

Subsidiary, which Principal Property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person (a "sale and leaseback transaction") unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such sale and leaseback transactions plus all Secured Funded Debt (with the exception of Funded Debt secured by liens which is excluded pursuant to clauses (1) to (12) described under "Restrictions on Secured Funded Debt" above) would not exceed 15% of Consolidated Net Tangible Assets. This covenant will not apply to, and there will be excluded from Attributable Debt in any computation under this restriction or under "Limitations on Secured Funded Debt" above, Attributable Debt with respect to any sale and leaseback transaction if: (1) the Company or a Restricted Subsidiary is permitted to create Funded Debt secured by a Lien pursuant to clauses (1) to (12) inclusive described under "Limitations on Secured Funded Debt" above on the Principal Property to be leased, in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction, without equally and ratably securing the Outstanding Securities; (2) the Company or a Restricted Subsidiary, within 270 days after the sale or transfer shall have been made by the Company or a Restricted Subsidiary, shall apply an amount in cash equal to the greater of (i) the net proceeds of the sale or transfer of the Principal Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so leased at the time of entering into such arrangement (as determined by the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or the Controller of the Company) to the retirement of Secured Funded Debt of the Company or any Restricted Subsidiary (other than Secured Funded Debt owned by the Company or any Restricted Subsidiary); provided, however, that no retirement referred to in this clause
(2) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision of Secured Funded Debt; (3) the Company or a Restricted Subsidiary applies the net proceeds of the sale or transfer of the Principal Property leased pursuant to such transaction to investment in another Principal Property within 270 days prior or subsequent to such sale or transfer; provided, however, that this exception shall apply only if such proceeds invested in such other Principal Property shall not exceed the total acquisition, repair, alteration and construction cost of the Company or any Restricted Subsidiary in such other Principal Property less amounts secured by any purchase money or construction mortgages on such Principal Property; (4) the effective date of any such arrangement is within 270 days of the acquisition of the Principal Property (including, without limitation, acquisition by merger or consolidation) or the completion of construction and commencement of operation thereof, whichever is later; (5) the lease in such sale and leaseback transaction is for a term, including renewals, of not more than three years; or
(6) the sale and leaseback transaction is entered into between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.


     Restrictions on Funded Debt of Restricted Subsidiaries. The Indenture provides that the Company will not permit any Restricted Subsidiary to incur, issue, assume, guarantee or create any Funded Debt, unless after giving effect thereto, the sum of the aggregate amount of all outstanding Funded Debt of the Restricted Subsidiaries would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from, Funded Debt in any computation under this restriction,
(i) Funded Debt of any corporation existing at the time such corporation becomes a Restricted Subsidiary and (ii) Indebtedness among the Company and its Subsidiaries and Indebtedness between Subsidiaries; provided, further, that this restriction will not prohibit the incurrence of Indebtedness in connection with any extension, renewal, refinancing, replacement or refunding (including successive extensions, renewals, refinancings, replacements and refundings), in whole or in part, of any Indebtedness of the Restricted Subsidiaries (provided that the principal amount of such Indebtedness being extended, renewed, refinanced, replaced or refunded is not increased) but any such Indebtedness shall be included in the computation of Funded Debt under this restriction.


EVENTS OF DEFAULT

     Any one of the following events will constitute an Event of Default under the Indenture with respect to Securities of any series: (a) failure to pay any interest on any Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Security of that series when due; (c) failure to deposit any sinking fund or other payment, when due, in respect of any Security of that series; (d) failure to perform, or breach of, any other covenant or warranty of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Securities thereunder other than that series) continued for 90 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization of the Company; (f) a default or defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or a Restricted Subsidiary (including the Indenture), whether such Indebtedness exists at the date of the Indenture or shall thereafter be created, which default or defaults shall have resulted in such Indebtedness, in an aggregate principal amount exceeding $25 million, individually or in the aggregate, having been declared due and payable prior to the date on which it would otherwise have become due and payable, without such Indebtedness having been discharged, or such acceleration having been rescinded or annulled, or there having been deposited in trust a sum of money sufficient to discharge in full such Indebtedness, within a period of 30 days after there shall have been given, by registered mail, to the Company by the Trustee or to the Company and the Trustee by the Holder or Holders of at least 25% in aggregate principal amount of the Outstanding Securities of such series a written notice specifying such default and requiring the Company to cause such Indebtedness to be discharged, cause to be deposited in trust a sum sufficient to discharge in full such Indebtedness or cause such acceleration to be rescinded or annulled; or (g) any other Event of Default provided with respect to Securities of that series.


     If any Event of Default with respect to the Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holder or Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration.

     Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the Stated Maturity of a portion of the principal amount of such series of Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of that series.

     No Holder of any series of Securities will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in principal amount of the Outstanding Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Security for enforcement of payment of the principal of and premium, if any, or interest on such Security on or after the respective due dates expressed in such Security.

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER


     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holder or Holders of not less than the majority in aggregate principal amount of the Outstanding Securities of each series issued under the Indenture and affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder or Holders of all Securities affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security; (ii) reduce the principal amount of, or the premium, if any, or (except as otherwise provided in the Applicable Prospectus Supplement) interest on, any Security (including in the case of an Original Issue Discount Security the amount payable upon acceleration of the maturity thereof); (iii) change the place or currency of payment of principal of, premium, if any, or interest on any Security; (iv) impair the right to institute suit for the enforcement of any payment on any Security on or at the Stated Maturity thereof (or in the case of redemption, on or after the Redemption
Date); or (v) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.


     The Holder or Holders of at least a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of all Holders of that series, waive compliance by the Company with certain restrictive provisions of the Indenture. The Holder or Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of all Holders of that series, waive any past default under the Indenture, except a default in the payment of principal, premium or interest and in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected thereby.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not consolidate with or merge into any other corporation (as defined) or transfer or lease its assets substantially as an entirety to any corporation and may not permit any corporation to merge into or consolidate with the Company or transfer or lease its assets substantially as an entirety to the Company, unless (i) any successor or purchaser is a corporation organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Securities under a supplemental Indenture, (ii) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if properties or assets of the Company or a Restricted Subsidiary, or any share of capital stock or indebtedness of any Restricted Subsidiary, become subject to a mortgage not permitted by the Indenture, the Company or such successor corporation, as the case may be, takes such steps as shall be necessary effectively to secure the Securities equally and ratably with (or prior to) all indebtedness secured thereby, and (iv) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating compliance with these provisions.

DEFEASANCE AND COVENANT DEFEASANCE


     The Indenture provides that, if such provision is made applicable to the Securities of any series pursuant to Section 3.1 of the Indenture, the Company, at the Company's option, (a) will be discharged from any and all obligations in respect of the Securities of any series (except for certain obligations to register the transfer of or exchange of Securities of such series, replace stolen, lost or mutilated Securities of such series, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture, including those described under "Certain Covenants of the Company," and the occurrence of an event described in clause
(d) under "Events of Default" shall no longer be an Event of Default, in each case, if the Company deposits, in trust, with the Trustee money or U.S. Government Obligations, which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay all the principal of, premium, if any, and interest on the Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of the Securities of such series. Such a trust may be established only if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit or on such later date specified in the Indenture in the case of certain events in bankruptcy, insolvency or reorganization of the Company, (ii) such deposit will not cause the Trustee to have any conflicting interest with respect to other securities of the Company, (iii) such defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound and (iv) the Company shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit or defeasance and will be subject to federal income tax in the same manner as if such defeasance had not occurred, which Opinion of Counsel, in the case of clause (a) above, must refer to and be based upon a published ruling of the Internal Revenue Service, a private ruling of the Internal Revenue Service addressed to the Company, or otherwise a change in applicable federal income tax law occurring after the date of the Indenture. In the event the Company omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture with respect to the Securities of any series as described under clause (b) above and the Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.


CONCERNING THE TRUSTEE


     Bank One, N.A. is Trustee under the Indenture. Affiliates of the Trustee perform services for the Company in the ordinary course of business and an affiliate of the Trustee is a lender bank under the Company's credit facility. Frederick P. Stratton, Jr., Chairman and Chief Executive Officer of the Company, is a director of Banc One Corporation, the corporate parent of both the Trustee and the affiliate of the Trustee that is a lender bank under the Company's credit facility.


                              PLAN OF DISTRIBUTION

     The Company may sell the Securities being offered hereby through agents, through underwriters and through dealers, and Securities may be sold to other purchasers directly or through agents or through a combination of any such methods of sale.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

     Offers to purchase Securities may be solicited by agents designated by the Company from time to time. Any such agent who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Applicable Prospectus Supplement. Agents may be entitled under agreements that may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such agents or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business. Unless otherwise indicated in the Applicable Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

     If any underwriters are utilized in the sale, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them, and the names of the underwriters and the terms of the transaction will be set forth in the Applicable Prospectus Supplement that will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled under the relevant underwriting agreement to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such underwriters or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

     If dealers are utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealers as principal. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such dealers or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

     Unless otherwise indicated in the Applicable Prospectus Supplement, Securities are not proposed to be listed on a securities exchange, and any underwriters or dealers will not be obligated to make a market in Securities. The Company cannot predict the activity or liquidity of any trading in the Securities.

     If so indicated in an Applicable Prospectus Supplement, the Company will authorize underwriters or agents to solicit offers by certain institutions to purchase Offered Securities from the Company pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

                                 LEGAL MATTERS

     Unless otherwise indicated in a supplement to this Prospectus, certain legal matters in connection with the Securities offered hereby will be passed upon for the Company by Thomas R. Savage, General Counsel of the Company, and by Mayer, Brown & Platt, Chicago, Illinois. The legality of the Securities offered hereby will be passed upon for the underwriters, dealers and agents, if any, as set forth in the Prospectus Supplement.

                                    EXPERTS

     The audited financial statements and schedules included or incorporated by reference in this Prospectus and the Prospectus Supplement and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

            ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
            PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary........     S-3
The Company..........................     S-8
Use of Proceeds......................    S-11
Ratio of Earnings to Fixed Charges...    S-11
Capitalization.......................    S-12
Unaudited Pro Forma Financial
  Information........................    S-13
Selected Historical Financial
  Information........................    S-16
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition................    S-17
Description of Credit Facility.......    S-23
Description of Notes.................    S-24
Underwriting.........................    S-26
Notice to Canadian Residents.........    S-27
Certain U.S. Federal Income Tax
  Considerations.....................    S-28
Legal Matters........................    S-31
Index to Financial Statements........     F-1

                 PROSPECTUS
Available Information................       2
Documents Incorporated by Reference..       2
The Company..........................       3
Use of Proceeds......................       3
Description of Securities............       3
Plan of Distribution.................      12
Legal Matters........................      13
Experts..............................      13


            ======================================================

                             BRIGGS & STRATTON LOGO

                         BRIGGS & STRATTON CORPORATION


                                  $100,000,000



                                       % NOTES


                                    DUE 2007


                             PROSPECTUS SUPPLEMENT
                           CREDIT SUISSE FIRST BOSTON

                          BANCAMERICA SECURITIES, INC.
            ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, other than underwriting discounts and commissions:

SEC registration fee......................................    $ 53,031
Blue sky fees and expenses................................       5,000
Printing costs............................................     150,000
Legal fees and expenses...................................     150,000
Accounting fees and expenses..............................      50,000
Trustee fees and expenses.................................      10,000
Rating agency fees........................................     110,000
Miscellaneous expenses....................................      21,969
                                                              --------
     Total................................................    $550,000
                                                              ========

Item 15. Indemnification of Directors and Officers.

     Pursuant to the provisions of the Wisconsin Business Corporation Law, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal benefit; or (d) willful misconduct. The Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. In addition, under the Wisconsin Business Corporation Law, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

     Expenses for the defense of any action for which indemnification may be available may be advanced by the Company under certain circumstances.

     The indemnification provided by the Wisconsin Business Corporation Law is not exclusive of any other rights to which a director or officer of the Company may be entitled.

     Article 8 of the Bylaws of the Company provides for indemnification of directors and officers to the fullest extent permitted by Wisconsin law.

     The Company has purchased insurance as permitted by Wisconsin law on behalf of directors and officers, which may cover liabilities under the Securities Act of 1933.

     Reference is made to Section 6 of the Underwriting Agreement (the form of which is included as Exhibit 1(a) to this Registration Statement) for provisions regarding the indemnification under certain circumstances of the Company, its directors and certain of its officers by the Underwriters.

Item 16. Exhibits.

     A list of exhibits filed herewith or incorporated by reference is contained in the Exhibit Index, which is incorporated herein by reference.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (6) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (7) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wauwatosa, State of Wisconsin, on May 22, 1997.


                                          BRIGGS & STRATTON CORPORATION


                                          By:          ROBERT H. ELDRIDGE


                                             -----------------------------------

                                             Robert H. Eldridge


                                             Executive Vice President and


                                             Chief Financial Officer,


                                             Secretary-Treasurer



     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                       TITLE                         DATE
                  ---------                                       -----                         ----

             *MICHAEL E. BATTEN                  Director                                   May 22, 1997
---------------------------------------------
              Michael E. Batten

               *JAMES E. BRENN                   Vice President and Controller              May 22, 1997
---------------------------------------------    (Principal Accounting Officer)
               James E. Brenn

             ROBERT H. ELDRIDGE                  Director, Executive Vice President and     May 22, 1997
---------------------------------------------    Chief Financial Officer, Secretary --
             Robert H. Eldridge                  Treasurer (Principal Financial Officer)

             *PETER A. GEORGESCU                 Director                                   May 22, 1997
---------------------------------------------
             Peter A. Georgescu

               *JOHN L. MURRAY                   Director                                   May 22, 1997
---------------------------------------------
               John L. Murray

          *CLARENCE B. ROGERS, JR.               Director                                   May 22, 1997
---------------------------------------------
           Clarence B. Rogers, Jr.

               *JOHN S. SHIELY                   Director, President and                    May 22, 1997
---------------------------------------------    Chief Operating Officer
               John S. Shiely

                  SIGNATURE                                       TITLE                         DATE
                  ---------                                       -----                         ----
              *CHARLES I. STORY                  Director                                   May 22, 1997
---------------------------------------------
              Charles I. Story

         *FREDERICK P. STRATTON, JR.             Chairman and Chief Executive Officer       May 22, 1997
---------------------------------------------    (Director and Principal Executive
         Frederick P. Stratton, Jr.              Officer)

              *ELWIN J. ZARWELL                  Director                                   May 22, 1997
---------------------------------------------
              Elwin J. Zarwell

           *By: ROBERT H. ELDRIDGE
---------------------------------------------
             Robert H. Eldridge
              Attorney-in-fact

                                 EXHIBIT INDEX


    EXHIBIT
    NUMBER                           DESCRIPTION
    -------                          -----------
     1(a)    Form of Underwriting Agreement(1)
     1(b)    Form of Distribution Agreement(2)
     4       Form of Indenture between the Company and Bank One, N.A.
             (including form of Security)(3)
     5       Opinion of Thomas R. Savage, General Counsel of the Company,
             as to the legality of the securities being registered(3)
    12       Computation of Ratio of Earnings to Fixed Charges(1)
    23(a)    Consent of Arthur Andersen LLP(1)
    23(b)    Consent of Thomas R. Savage, General Counsel of the Company
             (contained in Exhibit 5)
    24       Power of attorney (contained on the signature page to the
             initial registration statement)
    25       Form T-1 Statement of Eligibility under the Trust Indenture
             Act of 1939 of
             Bank One, N.A.(3)


---------------


(1) Filed herewith.


(2) To be filed as an exhibit to a report on Form 8-K pursuant to Item 601 of Regulation S-K.


(3) Previously filed.